CANWEST MEDIA INC
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

November 26, 2009

Auditors’ Report

To the Directors of Canwest Global Communications Corp. and the shareholder of Canwest Media Inc.

We have audited the consolidated balance sheets of Canwest Media Inc. (the “Company”) as at August 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Winnipeg, Manitoba

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

CANWEST MEDIA INC.
(Under Creditor Protection Proceedings as of October 6, 2009 – Notes 1 and 4)
CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED AUGUST 31
(In thousands of Canadian dollars except as otherwise noted)

	2009	2008 (Revised notes 3 and 21)
Revenue	2,867,459	3,126,582
Operating expenses	2,405,452	2,554,622
Restructuring expenses (note 8)	72,158	20,715
Broadcast rights write-downs	48,756	-
Retirement plan curtailment expense (note 24)	31,327	-
	309,766	551,245
Amortization of intangible assets	7,978	9,040
Amortization of property and equipment	104,039	112,873
Other amortization	412	379
Operating income	197,337	428,953
Interest expense	(324,665)	(327,801)
Accretion of long-term liabilities (note 14)	(109,196)	(67,560)
Interest income (note 7)	2,445	21,946
Interest rate and foreign currency swap losses (notes 12 and 25)	(150,327)	(53,991)
Foreign exchange gains (losses) (note 25)	277,952	(10,208)
Investment gains, losses and write-downs (note 20)	51,595	(29,920)
Loan impairment (note 28)	(55,829)	-
Impairment loss on property and equipment (note 9)	(32,418)	-
Impairment loss on intangible assets (note 11)	(226,341)	(408,484)
Impairment loss on goodwill (note 10)	(1,158,339)	(596,895)
	(1,527,786)	(1,043,960)
Provision for (recovery of) income taxes (note 19)	162,871	(24,501)
Loss before the following	(1,690,657)	(1,019,459)
Minority interest	3	(42,439)
Interest in earnings of equity accounted affiliates (note 7)	1,181	39,989
Realized currency translation adjustments	(718)	850
Net loss from continuing operations	(1,690,191)	(1,021,059)
Loss from sale of discontinued operations (note 21)	(8,755)	(6,970)
Loss from discontinued operations (note 21)	(44,201)	(9,806)
Net loss from discontinued operations	(52,956)	(16,776)
Net loss for the year	(1,743,147)	(1,037,835)

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
(Under Creditor Protection Proceedings as of October 6, 2009 – Notes 1 and 4)
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31
(In thousands of Canadian dollars)

	2009	2008 (Revised notes 3 and 21)
ASSETS
Current Assets
Cash and cash equivalents	105,301	72,456
Restricted cash (note 6)	16,402	-
Accounts receivable (note 25)	465,978	552,571
Inventory	6,618	10,710
Investment in broadcast rights	266,893	278,149
Future income taxes (note 19)	16,273	52,712
Other current assets	41,421	36,382
Assets of discontinued operations (note 21)	-	10,924
	918,886	1,013,904
Other investments (note 7)	9,152	25,518
Investment in broadcast rights	209,123	191,630
Due from parent and affiliated companies (note 28)	-	65,844
Property and equipment (note 9)	639,195	700,125
Future income taxes (note 19)	241,968	370,019
Other assets	37,448	37,250
Intangible assets (note 11)	1,462,487	1,691,293
Goodwill (note 10)	1,140,431	2,310,939
Assets of discontinued operations (note 21)	-	83,114
	4,658,690	6,489,636
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (notes 8 and 25)	570,431	521,011
Income taxes payable	27,086	22,629
Broadcast rights payable	105,051	124,751
Deferred revenue	36,713	39,755
Future income taxes (note 19)	38,268	39,475
Current portion of long-term debt and obligations under capital leases (notes 12 and 13)	2,339,562	16,738
Current portion of hedging derivative instruments (notes 12 and 25)	24,522	32,737
Current portion of derivative instruments (note 25)	6,497	143,821
Liabilities of discontinued operations (note 21)	-	4,683
	3,148,130	945,600
Long-term debt (note 12)	1,193,782	3,461,942
Hedging derivative instruments (notes 12 and 25)	74,112	237,786
Derivative instruments (note 25)	3,083	12,416
Obligations under capital leases (note 13)	3,872	7,241
Other long-term liabilities	222,561	231,465
Future income taxes (note 19)	155,762	163,575
Deferred gain (note 19)	174,017	171,102
Puttable interest in subsidiary (note 14)	645,216	545,394
Minority interest	125,147	78,149
Liabilities of discontinued operations (note 21)	-	3,555
	5,745,682	5,858,225
Going concern (note 1)
Commitments, contingencies and guarantees (note 29)
Subsequent events (note 31)
SHAREHOLDERS’ (DEFICIENCY) EQUITY
Capital stock (note 15)	438,838	438,838
Contributed surplus	132,953	132,953

Retained earnings (deficit)	(1,618,636)	124,511
Accumulated other comprehensive loss (note 18)	(40,147)	(64,891)
	(1,658,783)	59,620
	(1,086,992)	631,411
	4,658,690	6,489,636
The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
(Under Creditor Protection Proceedings as of October 6, 2009 – Notes 1 and 4)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED AUGUST 31
(In thousands of Canadian dollars)

	2009	2008 (Revised note 3)
Net loss for the year	(1,743,147)	(1,037,835)
Other comprehensive loss
Unrealized foreign currency translation gains on net assets of self-sustaining foreign operations	4,844	3,603
Realized foreign currency translation gains (losses) on net assets of self-sustaining foreign operations	718	(850)
Foreign currency translation adjustment (note 18)	5,562	2,753
Change in fair value of hedging derivative instruments designated as cash flow hedges net of tax of $4.2 million (2008 - $17.5 million) (note 18)	(24,091)	(40,833)
Reclassification of change in fair value of hedging derivative instruments designated as cash flow hedges realized in net loss for the year net of tax of $12.7 million (notes 18 and 25)	43,273	-
	19,182	(40,833)
Unrealized loss on available-for-sale investment net of tax of nil (2008 – nil) (note 18)	(6,009)	(25,968)
Reclassification of impairment loss on available for sale investments realized in net loss for the year net of tax of nil (2008 – nil) (notes 7 and 18)	6,009	28,329
	-	2,361
Comprehensive loss for the year	(1,718,403)	(1,073,554)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
FOR THE YEARS ENDED AUGUST 31
(In thousands of Canadian dollars)

	2009	2008 (Revised note 3)
Retained earnings – beginning of year	124,511	1,164,370
Accounting policy change, net of tax of $0.7 million (note 3)	-	(2,024)
	124,511	1,162,346
Net loss for the year	(1,743,147)	(1,037,835)
Retained earnings (deficit) – end of year	(1,618,636)	124,511

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
(Under Creditor Protection Proceedings as of October 6, 2009 – Notes 1 and 4)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31
(In thousands of Canadian dollars)
	2009	2008 (Revised notes 3 and 21)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net loss for the year	(1,743,147)	(1,037,835)
Net loss from discontinued operations	52,956	16,776
Items not affecting cash
Amortization	112,429	122,292
Net non-cash interest expense	49,172	42,257
Accretion of long-term liabilities	109,196	67,560
Future income taxes	149,972	(63,885)
Realized foreign currency translation adjustments	718	(850)
Interest rate and foreign currency swap losses, net of settlements	29,311	33,551
Broadcast rights write-downs	48,756	-
Impairment loss on property and equipment, intangible assets and goodwill	1,417,098	1,005,379
Investment gains, losses and write-downs	(51,595)	29,920
Loan impairment (note 28)	55,829	-
Pension expense in excess of (less than) employer contributions	(6,758)	7,379
Minority interest	(3)	42,439
Earnings of equity accounted affiliates	(1,181)	(39,989)
Foreign exchange (gains) losses	(277,011)	7,951
Stock based compensation expense (note 16)	2,935	3,420
Repayment of non-cash accrued interest on long-term debt	-	(31,719)
	(51,323)	204,646
Changes in non-cash operating accounts (note 22)	(67,350)	(109,358)
Cash flows from operating activities of continuing operations	(118,673)	95,288
Cash flows from operating activities of discontinued operations (note 21)	16,920	(4,366)
Cash flows from operating activities	(101,753)	90,922
INVESTING ACTIVITIES
Other investments (note 7)	8,974	(2,580)
Restricted cash (note 6)	(2,500)	-
Hollinger settlement (note 29)	34,000	-
Proceeds from sale of discontinued operations	15,951	-
Payment of acquisition costs	-	(35,921)
Cash from equity accounted affiliates (note 7)	-	45,595
Proceeds from sale of property and equipment	5,964	139
Purchase of property and equipment	(79,330)	(128,013)
Proceeds from (advances to) parent and affiliated companies (note 28)	7,080	(1,725)
Investing activities of discontinued operations	(27)	(1,500)
	(9,888)	(124,005)
FINANCING ACTIVITIES
Issuance of long-term debt, net of financing costs	98,950	308,978
Repayment of long-term debt (note 12)	(7,250)	(310,519)
Advances (repayments) of revolving facilities, net of financing costs (note 12)	(154,483)	45,412
Settlement of hedging derivative instruments	104,827	-
Swap recouponing payments (note 12)	5,000	(5,000)
Payments of capital leases	(3,651)	(3,182)
Share issuance by Ten Network Holdings Limited net of costs	120,671	-
Payment of distributions to minority interest	(18,621)	(54,622)
	145,443	(18,933)
Foreign exchange gain (loss) on cash denominated in foreign currencies	(957)	2,463
Net change in cash and cash equivalents	32,845	(49,553)
Cash and cash equivalents – beginning of year	72,456	122,009
Cash and cash equivalents – end of year	105,301	72,456
The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
(Under Creditor Protection Proceedings as of October 6, 2009 – Notes 1 and 4)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2009 AND 2008
 (In thousands of Canadian dollars except as otherwise noted)

1.      BASIS OF PRESENTATION AND GOING CONCERN

Creditor Protection
On October 6, 2009, Canwest Global Communications Corp. (“Canwest Global”) and certain of its subsidiaries voluntarily applied for and obtained an order from the Ontario Superior Court of Justice (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) (“Initial Order”). The order applies to Canwest Global, Canwest Media Inc. (“Canwest Media” or the “Company”), Canwest Television Limited Partnership, The National Post Company and certain non-operating subsidiaries (collectively, the “Canwest Applicants”). Canwest (Canada) Inc., Canwest Limited Partnership and its subsidiaries including Canwest Publishing Inc., and CW Investments Co. and its subsidiaries including CW Media Holdings Inc. are not included in the filing. The Initial Order provides for a general stay of proceedings for an initial period of 30 days, which was subsequently extended to January 22, 2010 and is subject to further extension by the Court. The Initial Order may be further amended by the Court throughout the CCAA proceedings based on motions from the Canwest Applicants, their creditors and other interested parties. On October 6, 2009, the Canwest Applicants, through their Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Chapter 15 of the U.S. Bankruptcy Code of the United States Bankruptcy Court (“US Court”). On November 3, 2009 the US Court granted formal recognition of the CCAA proceedings. For additional information, see note 4, “Creditor Protection and Recapitalization.”

Basis of presentation and going concern issues
The Company is an international media company with interests in conventional television, specialty television channels, out-of-home advertising, publishing and websites in Canada and Australia. The Company’s operating segments include television, publishing and out-of-home advertising. The Canadian television segment includes the operations of Canwest Television Limited Partnership which operates Global Television Network, E! Network (see note 5), and six Canadian specialty television channels. The CW Media television segment includes CW Investments Co. (“CW Media”) which operates 18 Canadian specialty television channels. The Australian television segment includes Ten Network Holdings Limited’s (“Ten Holdings”) Ten Television Network (subsequent to year end the company sold its interest in Ten Holdings, see note 31). The Publishing segment includes the operations of the Canwest Limited Partnership which publishes a number of newspapers and magazines, including metropolitan daily newspapers, as well as operation of the canada.com web portal and other web-based operations. The National Post operations are also included in the Publishing segment. The Out-of-home advertising segment includes Eye Corp Pty Limited, an out-of-home advertising operation which is indirectly wholly owned by Ten Holdings.

The Company’s television broadcast revenue includes advertising revenue from a customer base that is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. In addition, the Company’s specialty television revenue includes subscription revenue which is derived from a variety of sources. Publishing revenue includes advertising, circulation and subscriptions which are derived from a variety of sources.

The Company’s advertising revenue is seasonal. Revenue and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“GAAP”) which assumes that consolidated Canwest Global (the “Company”) will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, the commencement of the CCAA proceedings, which are discussed further in note 4, “Creditor Protection and Recapitalization,” and other uncertainties discussed below raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s operating results and cash flows for the year ended August 31, 2009 reflect the effects of the significant and sudden declines in advertising revenue for its Canadian television, Australian television, Out-of-home and Publishing operations reflecting the weakened economic environment. The significantly reduced advertising revenue has reduced cash flows from operations and caused certain of these operations to be in default of the terms of credit facilities, notes indentures and derivative financial instruments. As at August 31, 2009 the Company’s current liabilities significantly exceed its current assets.

Canwest Media Entities Events
In March 2009, Canwest Media did not make an interest payment of US $30.4 million which was due on its 8% senior subordinated unsecured notes and is in default under the terms of that indenture. The guarantors under the Canwest Media debt obligations include Canwest Global, Canwest Media, Canwest Television Limited Partnership, the National Post Company and other wholly owned subsidiaries (the “Canwest Media Entities”) but exclude Canwest (Canada) Inc., Canwest Limited Partnership and its subsidiaries including Canwest Publishing Inc., CW Investments Co. and its subsidiaries including CW Media Holdings Inc. and Ten Holdings and its subsidiaries.

In May 2009, Canwest Media entered into a new $75 million senior secured asset based loan facility (the “ABL facility”) (note 12) and issued $105 million (US$94 million) secured notes (the “12% Notes”) (note 12) for cash proceeds of $100 million to certain holders of its 8% senior subordinated unsecured notes. The proceeds were used to pay, in full, amounts owing under Canwest Media’s previous senior secured credit facilities and certain secured hedging derivatives, as well as to finance operations.

On September 22, 2009 the Canwest Media Entities entered into a Cash Collateral and Consent Agreement with an ad hoc committee of 8% senior subordinated unsecured note holders representing over 70% of the 8% senior subordinated unsecured notes issued by Canwest Media (the “Ad Hoc Committee”). On October 1, 2009, the Company sold its interest in Ten Holdings for net proceeds of $618 million (see note 31). In accordance with the Cash Collateral and Consent Agreement the proceeds were advanced to Canwest Media by its wholly-owned Irish subsidiary which held the investment in Ten Holdings and were utilized as follows: $102 million to repay the 12% notes, $85 to repay the ABL facility and to provide operating liquidity and $431 million to reduce its obligations under its 8% senior subordinated unsecured notes indenture. These consolidated financial statements consolidate the operations of Ten Holdings. The disposal of Ten Holdings will have a material impact on the consolidated assets, liabilities, revenues, expenses and cash flows of the Company.

On October 5, 2009 the Canwest Media Entities entered into a CCAA Support Agreement with the Ad Hoc Committee pursuant to which it intends to pursue a proposed recapitalization transaction related to the Canwest Media Entities (note 4). The proposed terms of the recapitalization transaction are set out in a Recapitalization Term Sheet (together with the CCAA Support Agreement, the “Recapitalization Agreement”).

On October 6, 2009, as set out in the terms of the Recapitalization Agreement, the Canwest Applicants applied for and obtained creditor protection under CCAA and the Court approved the conversion of the ABL facility into a debtor-in-possession (“DIP”) financing arrangement. (notes 4 and 12). On October 14, 2009 the Court approved a claims procedure for the CCAA, which sets out the process for identifying and verifying claims against the Canwest Applicants and the directors and officers of the Canwest Applicants by the creditors affected by the CCAA filing.

On October 30, 2009, the Court granted an order approving the orderly transition and subsequent termination of certain shared services arrangements between the Canwest Applicants and other subsidiaries of the Company together with the transition of substantially all of the assets and certain liabilities of the National Post Company to the Canwest Limited Partnership.This transaction will not have an impact on the consolidated financial statements as it was an intercompany transaction.

The CCAA proceedings, discussed in note 4, “Creditor Protection and Recapitalization” provide the Canwest Applicants with temporary relief from their creditors by preventing all secured and unsecured creditors from proceeding against the Canwest Applicants. The DIP financing arrangements provide funding for operations during the course of the filing. Under the CCAA proceedings the Canwest Applicants will prepare and file a formal plan of arrangement which will set out how the Canwest Applicants propose to deal with their creditors affected by the plan (“Recapitalization Plan”). The Recapitalization Plan will be subject to a vote by the affected creditors and must be approved by a requisite majority of affected creditors and sanctioned by the Court. . As the Company is working to restructure to continue to operate as a going concern it believes the going concern basis of presentation to be appropriate. It is not possible to predict the outcome of the CCAA proceedings with certainty.

The completion of the Recapitalization Plan may materially change the carrying amounts of assets, liabilities and equity in future consolidated financial statements. The assets and liabilities in these consolidated financial statements do not reflect any adjustments which may result from the CCAA proceedings which commenced subsequent to August 31, 2009. These consolidated financial statements do not reflect (i) the realizable value of the Company’s assets on a liquidation basis or their availability to satisfy liabilities, (ii) the settlement amounts of liabilities that may be approved in the Recapitalization Plan, (iii) the effect of any changes to shareholders’ (deficit) equity that may result from the Recapitalization Plan or (iv) the effect on the Company’s Consolidated Statements of Loss regarding any changes made to the Company’s business which may result from the Recapitalization Plan including the effect of claims that may be unknown to the Company as at August 31, 2009 and arise as a result of the claims process or that may arise as a result of actions taken during the CCAA proceedings such as the disclaimer of contracts. Adjustments resulting from the Recapitalization Plan may be material.

The Company’s subsidiary, Canwest Limited Partnership which includes the Canadian publishing segment is pursuing its own financial restructuring, as discussed below, the outcome of which could involve a transfer of ownership interests and a change of control of Canwest Limited Partnership such that the Company would no longer be its controlling shareholder. The transfer of control of Canwest Limited Partnership would have a material impact on the consolidated revenue, operating expenses, net earnings, assets, liabilities and cash flows of the Company. It is not possible to predict the outcome of the Canwest Limited Partnership’s financial restructuring, and accordingly, the realization of its assets and discharge of its liabilities are each subject to uncertainty.

For periods subsequent to the initiation of the CCAA proceedings the Company will distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses, realized gains and losses and provisions for losses that are realized or incurred in the CCAA will be recorded as restructuring items on the consolidated statements of earnings. In addition, pre-filing liabilities that may be impacted by the reorganization process will be classified on the consolidated balance sheets as liabilities subject to compromise. These liabilities will be reported at the amounts expected to be allowed by the Court, even if they may be settled for lesser amounts. Interest expense on compromised debt will not be accrued.

Upon the implementation of a recapitalization transaction there may be a substantial realignment of the non-equity and equity interests in the Company and the Company may be required to comprehensively revalue the assets and liabilities of the Company based on the reorganization value resulting from the plan of arrangement, referred to as “fresh-start” accounting. These financial statements do not give effect to any adjustments that may be required during the period in which the company is under CCAA or as a result of fresh start accounting.

Canwest Limited Partnership
Canwest Limited Partnership was not in compliance with the financial covenants of its senior secured credit facilities on May 31, 2009. From May 2009 to August 2009 Canwest Limited Partnership did not make interest and principal payments on its senior secured credit facility and the associated hedging derivative instruments or in respect of its senior subordinated unsecured credit facility or its senior subordinated unsecured notes. These payments were not made in order to preserve liquidity to fund operations while Canwest Limited Partnership worked to effect a recapitalization transaction. As a result of the payment default, the hedging derivative instrument counterparties terminated the hedging arrangements and demanded immediate payment of an aggregate of $68.9 million. Canwest Limited Partnership has not satisfied this demand and does not have adequate liquidity to satisfy this or any other such demand.

Effective August 31, 2009, Canwest Limited Partnership entered into a forbearance agreement with the administrative agent under the senior secured credit facility under which the lenders agreed to not take any steps with respect to the defaults under the senior secured credit facility and to work with management of Canwest Limited Partnership to develop and implement a consensual pre-packaged restructuring, recapitalization, or reorganization of Canwest Limited Partnership and its subsidiaries. In accordance with the terms of the forbearance agreement, the lenders cancelled all undrawn amounts under the revolving credit facility. Canwest Limited Partnership agreed to pay the interest owing and the continuing interest on its senior secured loans and on the amounts outstanding under the terminated hedging arrangements. The forbearance agreement is subject to a number of conditions and requires the achievement of certain milestones. The term of the agreement, originally October 31, 2009, was extended to November 9, 2009. This agreement has expired, however, Canwest Limited Partnership and its lenders under the senior secured credit facilities continue discussions regarding the framework for a potential financial restructuring. These creditors could demand the immediate repayment of the amounts outstanding. As at August 31, 2009 the aggregate carrying value of amounts secured under the senior secured credit facility was $953.4 million. No such forbearance agreement has been entered into with the Canwest Limited Partnership’s lenders under its senior subordinated unsecured credit facility or the note holders under its senior subordinated unsecured notes. These creditors could demand the immediate repayment of the amounts outstanding. As at August 31, 2009 the aggregate carrying value of amounts outstanding under the senior subordinated unsecured credit facility and the senior subordinated unsecured notes was $513.0 million. Canwest Limited Partnership would not have adequate liquidity to satisfy a demand for repayment under the senior secured credit facilities, the senior subordinated unsecured credit facility or the senior subordinated unsecured note indenture.

There can be no assurance that the actions taken in the Company’s restructuring activities related to the Canwest Media Entities and the Canwest Limited Partnership will result in improvements to the financial condition sufficient to allow the Company to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of the Company’s assets and liabilities. These adjustments may be material.

Other significant subsidiaries
CW Media Holdings Inc. and Ten Holdings have significant debt obligations (see note 12). These obligations are subject to financial covenants that are based on operating results, financing expenses and outstanding debt obligations. Each of these subsidiaries was in compliance with its financial covenants as of August 31, 2009. The ability of these subsidiaries to maintain compliance with their financial covenants in the future is dependent upon various factors, including the advertising markets on which they rely.

2.      SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted.

Principles of consolidation
The consolidated financial statements include the accounts of the Company, its subsidiaries, all variable interest entities (“VIE’s”) for which it is the primary beneficiary with provision for non controlling interests and the Company’s pro rata share of the assets, liabilities, and results of operations of three Canadian specialty television channel joint ventures. During 2007, the Company exchanged its economic interest in Ten Group Pty Limited (“Ten Group”) into common shares of Ten Holdings resulting in 57% voting equity in Ten Holdings. Prior to the exchange, the Company had determined that it was the primary beneficiary of Ten Group and, as a result, consolidated Ten Group in accordance with CICA Accounting Guideline 15 (“AcG-15”).

The Company holds a 67% voting interest and a 35% equity interest in CW Investments Co., the parent of CW Media Holdings Inc., which indirectly holds interests in 13 Canadian specialty television channels. The Company consolidates 100% of CW Media because the 65% equity interest held by Goldman Sachs Capital Partners (“Goldman Sachs”) is classified as a financial liability (“Puttable interest in subsidiary”). Certain operations held by CW Media were held in trust and operated by a trustee until the Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the transfer of effective control of the trust assets to CW Media on December 20, 2007, subject to certain conditions which were subsequently satisfied. Accordingly, the Company has consolidated the results of these operations since December 21, 2007. While in trust, these entities were accounted for using the equity method of accounting.

Variable Interest Entities
In May 2009 the Company sold its Turkey Radio operations. Prior to the sale it had a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. The Company provided interest free financing to a third party, who was unrelated to the Company but provided legal and advisory services to the Company and certain subsidiaries, to acquire 100% of the equity and voting interests in a Turkish Company which in turn owned 80% of the common shares of the company that held the licence of Super FM and 100% of the common shares of the companies that held the licences for Metro FM, Joy FM and Joy Turk FM (“Licence Companies”). The Company issued interest free loans to the companies that held the licences in order for these licence companies to acquire the licences and related assets. The loan arrangements with the third party contained provisions which, subject to compliance with Turkish foreign ownership restrictions, allowed the Company or its designate to acquire the third party’s ownership or allowed the third party to put the shares to the Company or its designate for a specified amount which is equivalent to the balance of the third party loan. The third party also agreed not to assign, transfer, sell, encumber or grant any lien or security over the shares. The third party received no compensation for his involvement in the structure, however, the third party did receive fees for the Turkish legal services provided to the Company. The Company through wholly owned subsidiaries entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis (“Operational Agreements”) to the Licence Companies. The Licence Companies record advertising revenue and paid expenses based on the Operational Agreements. The Company, through directly owned subsidiaries, employed all the Turkish employees and provided services in accordance with the Operational Agreements. As a result of the Company’s equity interest, financing of the purchase and Operational Agreements, the Company determined that it was the primary beneficiary, as defined by AcG-15, of these radio stations and accordingly, the Company consolidated these radio stations.

The Company identified a VIE of which it is not the primary beneficiary and therefore, the entity has not been consolidated. The Company has a 49% equity interest in and loans receivable from this corporation which operates a specialty television channel. The channel is not operated by the Company and the investment is accounted for using the equity method. The Company’s maximum exposure to loss at August 31, 2009 is limited to the carrying amount of its equity interest of $2.9 million and loans receivable of $5.3 million.

The Company and Goldman Sachs each acquired, for nominal consideration a 50% equity interest in 4437691 Canada Inc., which holds interests in a number of limited partnerships. The limited partnerships include various tax shelters which acquired rights, title and interest in certain film and television programs in return for the exclusive right to distribute such productions for an extended period. The Company has determined 4437691 Canada Inc. is a variable interest entity and that the Company is not the primary beneficiary, accordingly the investment is classified as available for sale and is accounted for at cost. In accordance with its agreement with Goldman Sachs, the Company may be required to fund 50% of the entity’s cash flow requirements. The Company and Goldman Sachs expect that the funding requirements of 4437691 Canada Inc. will be minimal and have agreed that a funding cap of $7.5 million would apply.

Investments
The Company accounts for investments in which it exercises significant influence, but not control, using the equity method. A provision for loss in value of investments is recorded in net earnings when a decline in fair value is considered other than temporary.

Investment in broadcast rights
Investment in broadcast rights represent licenced rights acquired for broadcast on the Company’s television channels. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operating expenses as programs are telecast over the anticipated use. A loss is recognized when the carrying amount exceeds net realizable value. Effective September 1, 2008, CW Media revised the estimated number of showings attributable to its broadcast rights to reflect their planned usage. The effect of this change in estimate for the year ended August 31, 2009 is not practicable to measure.

Broadcast advances, included in other assets, represent payments for programming prior to the licence window start date and are transferred to broadcast rights on the licence window start date, provided the programming has been delivered.

The investment in broadcast rights are segregated on the balance sheet between current and non-current based on estimated time of usage. The broadcast rights liability is segregated on the balance sheet between current and non-current based on the payment terms.

Foreign currency translation
The Company’s operations in self-sustaining foreign operations have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Gains or losses arising from the translation of these accounts are recorded in accumulated other comprehensive income (loss) (“AOCI”). An applicable portion of gains and losses is transferred to net earnings (loss) when there is a reduction of the net investment.

Property and equipment
Property and equipment are recorded at cost. Amortization is provided over the assets' estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 ½% - 5%
Machinery and equipment	4% - 50%
Leasehold and land improvements	2 ½% - 20%

Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This obligation is subsequently adjusted for the passage of time and for any revisions to the timing or the amount required to settle the obligation. Upon initial measurement of an asset retirement obligation, a corresponding asset retirement cost is added to the carrying value of property and equipment. This cost is amortized on the same basis as the related asset. Changes in the asset retirement obligation due to the passage of time are recorded in interest expense.

CRTC benefit obligations
CRTC benefit obligations committed, as part of a business combination, are initially recorded at the present value of amounts to be paid net any expected cash inflows determined using the initial interest rate. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for any revisions to the timing of the amount of cash flows. Changes in the obligation due to the passage of time are recorded in Accretion of long-term liabilities.

Impairment of long-lived assets
Impairment of long-lived assets is recognized when an event or change in circumstances causes the assets’ carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss is calculated by deducting the fair value of the asset or group of assets from its carrying value.

Disposal of long-lived assets and discontinued operations
Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. Assets and liabilities classified as held for sale are reported separately on the balance sheet. A component of the Company that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have a significant continuing involvement in the operations of the component after the disposal transaction. The Company does not allocate interest on the parent company debt to discontinued operations.

Intangible assets
Broadcast licences, brands, site licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair value at the date of the acquisition.

Circulation, site licences and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset. The Company utilizes the Greenfield or relief of royalty approach, as appropriate, in determining the fair value of indefinite life intangible assets.

Goodwill
Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.

Revenue recognition
Television advertising revenue is recognized at the time commercials are broadcast. Subscriber revenue from specialty television is recognized monthly based on subscriber levels. Subscription and advertising revenue from publishing activities are recognized when the newspaper is delivered. Revenue derived from out-of-home advertising is recognized over the period the advertisement is displayed. Subscription revenue for news, business research and corporate financial information services is recognized on a straight-line basis over the term of the subscription or relevant contract.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue on the balance sheet.

When a sales arrangement includes multiple advertising spots, the revenue is allocated to individual advertising spots under the arrangement based on relative fair values.

Income taxes
The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Inventory
Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits
The Company maintains a number of defined benefit and defined contribution pension and other post retirement defined benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs, as applicable. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. Transitional obligations are amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plans as of September 1, 2000. When a curtailment arises, any unamortized past service costs are recognized immediately, and the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Gains or losses arising from the settlement of a pension plan are only recognized when the actuarial and investment risk is eliminated. The average remaining service period of employees covered by the pension plans is 11 years (2008 – 11 years). The average remaining service period of the employees covered by the post retirement defined benefit plans is 12 years (2008 – 12 years). For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents
Cash equivalents are highly liquid investments with an original term to maturity of less than 90 days, are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are designated as held for trading, and accordingly, are carried at fair value. Changes to fair value are recorded in net earnings (loss).

Share-based compensation
The Company has share-based compensation plans under which options of its parent company, Canwest, are issued to certain employees. The Company’s subsidiaries also maintain share-based compensation plans under which options of the related subsidiary are issued to certain employees. These plans are described in note 16. The Company utilizes the fair value or intrinsic value approach to account for share-based compensation issued that is equity or cash-settled, respectively. The fair value of share-based compensation is recorded as a charge to net earnings (loss) based on the vesting period with a credit to Due from parent and affiliated companies.

Other long-term incentive plans
The Company has established long-term incentive plans for eligible Canadian television employees including a Share Appreciation Rights Plan (the “Broadcast SAR Plan”) and a Restricted Share Unit (the “Broadcast RSU Plan”) (collectively, the “Broadcast Plans”).

Compensation cost attributable to the Broadcast Plans are recorded as an expense with a corresponding increase in accrued liabilities and are measured at intrinsic value. Changes in intrinsic value between the grant date and the measurement date result in a change in the compensation cost. Compensation cost is recognized over the vesting period using the graded vesting method for Broadcast Plans. Certain issuances under the Broadcast SAR Plan have performance vesting conditions, accordingly, in such arrangements compensation cost is recognized over the vesting period using the graded vesting method based on the Company’s best estimate of the achievement of the performance condition.

The Broadcast plans are based on notional shares and a notional share value. The notional share value is determined based on a notional value of the Canadian broadcast operations, which is determined with reference to segment operating profit and long-term debt, divided by a notional number of shares outstanding.

Financial instruments
All financial instruments are measured at fair value on initial recognition, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity or loans and receivables and other financial liabilities, which are measured at amortized cost.

Amortized cost related to financial assets classified as held-to-maturity or loans and receivables and other financial liabilities is calculated using the effective interest method with changes recognized as income or expense in net earnings (loss).

Collectability of trade receivables is reviewed on an ongoing basis. An allowance account is used when there is objective evidence that it is impaired. The factors that are considered in determining if a trade receivable is impaired include whether a customer is in bankruptcy, under administration or if payments are in dispute or general business conditions. The offsetting expense is recognized in net earnings (loss) within operating expenses. When a trade receivable for which an impairment allowance had been recognized becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against operating expenses in net earnings (loss).

The Company designates financial assets as available-for-sale if it is not a loan and receivable or required to be designated as held-for-trading. Financial assets classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. If a financial asset is classified as available-for-sale, the cumulative unrealized gain or loss is recognized in AOCI and recognized in earnings upon sale or other-than-temporary impairment. The Company assesses whether a financial asset is other-than-temporarily impaired by assessing whether there is a significant or prolonged decline in fair value and objective evidence of impairment exists such as financial difficulty, breach or default of contracts, probability of bankruptcy or other financial reorganization.

Gains and losses related to financial assets and financial liabilities classified as held-for-trading are recorded in net earnings (loss) in the period in which they arise.

The Company applies trade date accounting for its purchases and sales of financial assets.

Derivative financial instruments
All derivative financial instruments including those that are part of an effective hedging relationship are measured at fair value on the consolidated balance sheet. An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is bifurcated from the host contract and accounted for as a derivative in the consolidated balance sheet, and measured at fair value.

Derivative financial instruments are used to reduce foreign currency and interest rate risk on the Company’s debt. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a cash flow or fair value hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair value of cash flow hedges, in an effective designated relationship, are recorded on the balance sheet as part of hedging derivative instruments. Cash flows related to the hedged item are classified in the same categories as the hedged item. In a cash flow hedge, the effective portion of the change in fair value of foreign currency and interest rate swaps is recognized in other comprehensive income (“OCI”) and reclassified to net earnings (loss) during the periods when the variability of the cash flows of the hedged items affects net earnings (loss). The ineffective portion is recognized in net earnings (loss) as interest expense and foreign exchange gains (losses), as appropriate. When payments are made on the underlying instruments, the realized portions of the amounts previously recognized in AOCI are reclassified to interest expense and foreign exchange gains (losses), as appropriate. When the hedging item ceases as a result of maturity, termination or cancellation, then the amounts previously recognized in AOCI are reclassified to net earnings (loss) during the periods when the variability in the cash flows of the hedged items affects net earnings (loss). When the hedged transaction is no longer expected to occur then gains and losses previously recognized in AOCI are recognized in net earnings (loss). Gains and losses on the foreign currency and interest rate swaps are reclassified immediately to net earnings (loss) when the hedged items are extinguished.

The changes in fair value of fair value hedging derivatives are recorded in Interest rate and foreign currency swap gains (losses) in the statement of net earnings (loss). In addition, the changes in the fair value of the hedged risks (“basis adjustment”) of the hedged instrument are also recorded in Interest rate and foreign currency swap gains (losses). The Company amortizes the basis adjustment when the hedged item ceases to be subject to a basis adjustment. The fair value of fair value hedges, in an effective designated relationship, are recorded on the balance sheet as Hedging derivative instruments and cash flows are classified in the same categories as the hedged item.

In the event of early extinguishment of the hedged item, the Company may continue to hold the related derivative instruments. Derivative financial instruments not qualifying for hedge accounting are recorded at fair value with changes in fair value recorded in net earnings (loss) as Interest rate and foreign currency swap gains (losses). These cash flows are included in cash flows from operating activities.

Transaction costs
Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. For other financial instruments, transaction costs are included with the related financial instrument on initial recognition.

3.      ACCOUNTING CHANGES

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The committee reached a consensus that a company’s credit risk and the credit risk of its counterparties should be considered when determining the fair value of its financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The accounting treatment for this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and financial liabilities measured at fair value in interim and annual financial statements ending on or after January 20, 2009. The adoption of this Abstract did not significantly impact the audited consolidated financial statements for the year ended August 31, 2009.

Assessing Going Concern
The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events and conditions that may cast significant doubt on the entity’s ability to continue as a going concern. The Company adopted the new standard effective September 1, 2008.

Inventories
The AcSB issued CICA Handbook Section 3031, “Inventories” which prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The Company adopted CICA Handbook Section 3031 as of September 1, 2008 on a retroactive basis without prior period restatement. The adoption of this section did not impact the audited consolidated financial statements for the year ended August 31, 2009.

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in first-out cost formula, and net realizable value. The carrying value of the inventories carried at cost as at August 31, 2009 is $6.6 million (2008 - $10.7 million). As at August 31, 2009 and 2008, there were no inventories carried at net realizable value.

During the year ended August 31, 2009, the amount of inventories expensed was $98.2 million (2008 – $110.1 million). There were no write downs or reversal of write downs for the years ended August 31, 2009 and 2008.

Change in Measurement date for Pension and Post Retirement Benefits
During the year ended August 31, 2009 the Company changed the measurement date it uses to measure its accrued benefit obligation and the fair value of plan assets for accounting purposes to August 31. The Company believes this provides reliable and more relevant information as to the plan assets and obligations at the balance sheet date. Previously the company used June 30 of each year. The impact of the change in measurement date was to increase net loss for the year ended August 31, 2008 by $2.1 million, net of taxes of $0.8 million, decrease other assets $1.0 million, increase other long-term liabilities $4.6 million, decrease future income tax liabilities $1.5 million and increase deficit $2.0 million.

Proposed Accounting Changes

Goodwill and Intangible assets
The AcSB issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria for recognition of intangible assets that can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licencing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. The Company plans to, and must, apply this new standard effective September 1, 2009. The Company has determined that broadcast rights are intangible assets under this section and it is currently considering the impacts of the adoption of the standard.

Business Combinations and Non-Controlling Interests
The AcSB issued CICA Handbook Section 1582, "Business Combinations" and entities adopting CICA 1582 will also be required to adopt CICA Handbook Sections 1601, "Consolidated Financial Statements”, and 1602, "Non-Controlling Interests". These sections replace the former CICA Handbook Sections 1581, "Business Combinations" and 1600, "Consolidated Financial Statements" and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 will require additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. CICA 1601 and 1602 will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity. These standards will become effective for business combinations for which the acquisition date is on or after September 1, 2011. The Company is currently considering the impacts of the adoption of such standard.

4.      CREDITOR PROTECTION AND RECAPITALIZATION AGREEMENT

Recapitalization Agreement
On October 5, 2009, Canwest Global and certain subsidiaries entered into the Recapitalization Agreement with members of the Ad Hoc Committee of 8% senior subordinated unsecured noteholders pursuant to which it intends to pursue a recapitalization transaction related to the Canwest Media Entities. The proposed recapitalization transaction is supported by members of the Ad Hoc Committee representing over 70% of the 8% senior subordinated unsecured notes issued by Canwest Media and was the result of extensive arm’s length discussions between the Company and the Ad Hoc Committee. A Recapitalization Agreement which contains the terms and conditions of the proposed recapitalization of Canwest Global, Canwest Media and its wholly owned subsidiaries, has been executed by Canwest Media Entities and the Ad Hoc Committee. The support of the proposed recapitalization by the Ad Hoc Committee is subject to the satisfaction of a number of conditions and the Recapitalization Agreement may be terminated under certain circumstances. Certain deadlines required by the Recapitalization Agreement have been extended by the parties to the Recapitalization Agreement.
Under the proposed recapitalization, as set out in the Recapitalization Agreement, the affected creditors of the Canwest Applicants whose claims are compromised under the plan of arrangement, including the holders of the Canwest Media 8% Notes, will receive an equity interest in a restructured Canwest Global. Existing shareholders of Canwest Global will receive a 2.3% equity interest in the restructured Canwest Global or a new public company. During the CCAA proceedings the Company will solicit a new equity investment in the amount of at least $65 million. The percentage of the equity of a restructured Canwest Global to be received by affected creditors will be dependent on the percentage of equity sold to new investors.

Under the Recapitalization Agreement there are a number of conditions which must be satisfied in order for the Recapitalization Plan to be completed including, among others, that the resulting equity structure must comply with the Canadian ownership and control requirements of the CRTC, the shareholders agreement related to CW Media must be amended and the Company must maintain at least a 35% ownership interest in CW Media, the Company must be able to secure financing, the Company must receive the necessary creditor and Court approval of its plan to be able to emerge from the CCAA Proceedings and the Company must raise at least an additional $65 million in equity, and use the proceeds from the new equity, and cash on hand or amounts drawn on its new credit facilities to reduce amounts due under the 8% senior subordinated unsecured notes by $85 million. The Recapitalization Agreement may be terminated by either party on occurrence of certain events including, a material adverse change in the financial condition of the Company, the occurrence of regulatory impediments that would make the completion of the plan unlikely or unsatisfactory to the parties, the occurrence of a default under the terms of the DIP financing or CW Media debt, or the extension of the CCAA proceedings beyond April 15, 2010.

The Recapitalization Agreement provides that the proposed Recapitalization Plan may be amended or extended prior to its completion. There is uncertainty related to its completion as a result of the number and complexity of the conditions that must be satisfied.

Creditor Protection
As contemplated by the Recapitalization Agreement, on October 6, 2009, the Canwest Applicants voluntarily applied for and obtained an order from the Court providing creditor protection under the CCAA. The Initial Order provides for a general stay of proceedings for an initial period of 30 days, which was subsequently extended to January 22, 2010 and is subject to further extension by the Court. The Initial Order may be further amended by the Court throughout the CCAA proceedings based on motions from the Canwest Applicants, their creditors and other interested parties. On October 6, 2009, the Canwest Applicants, through their Court-appointed monitor, also made a concurrent petition for recognition and ancillary relief under Chapter 15 of the U.S. Bankruptcy Code.

The stay of proceedings generally precludes parties from taking any action against the Canwest Applicants for breach of contractual or other obligations. The purpose of the stay is to provide the Canwest Applicants with the opportunity to stabilize operations and business relationships with customers, vendors, employees and creditors and to allow the Company to implement an orderly consensual recapitalization transaction while continuing its day-to-day operations.

Under the terms of the Initial Order, FTI Consulting Canada Inc. was appointed as the monitor (the “Monitor”) under the CCAA proceedings. The Monitor will report to the Court from time to time on the Canwest Applicants’ financial and operational position and any other matters that may be relevant to the CCAA proceedings. In addition, the Monitor may advise the Canwest Applicants on their development of a restructuring plan and, to the extent required, assist the Canwest Applicants with a restructuring.

Business Operations
During the CCAA proceedings, the Canwest Applicants continue to operate with the assistance of the Monitor and under the supervision of the Court. Pursuant to the Initial Order, and subject to the conditions set out therein and the requirements set out in the CCAA, the Canwest Applicants are permitted to pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; pay outstanding amounts for goods and services from suppliers considered critical to the ongoing operations of the Canwest Applicants; and pay future expenses and capital expenditures reasonably necessary to carry on the operations of the Canwest Applicants. The Initial Order also allows the Canwest Applicants, subject to the provisions of the CCAA, to disclaim any arrangement or agreement, including real property leases. Any reference herein to any such agreements or arrangements and to termination rights or a quantification of Canwest’s obligations under any such agreements or arrangements is qualified by any overriding disclaimer or other rights the Canwest Applicants may have as a result of or in connection with the CCAA proceedings. Claims may be allowed related to damages of counterparties arising as a result of such disclaimers.

Financial Restructuring/Recapitalization
The Canwest Applicants are undertaking a financial and corporate restructuring and intend to propose a plan of arrangement as contemplated by the Recapitalization Agreement which must be approved by the requisite majority of affected creditors and sanctioned by the Court. There can be no assurance that the Recapitalization Plan will be supported by the affected creditors and sanctioned by the Court, or that the Recapitalization Plan will be implemented successfully.

DIP Financing
On October 6, 2009, the Court approved the conversion of Canwest Media’s existing secured revolving credit facility (see note 12) into a DIP financing arrangement in accordance with the terms set out in the credit facility entered into in May 2009. The DIP financing arrangement increased the maximum borrowings available under the facility from $75 million to $100 million. The availability under the facility is determined based on the value of the assets which secure the facility measured on a weekly basis. On October 6, 2009 no amounts were drawn on the facility and $10.9 million of the availability was utilized by letters of credit issued under the facility. The facility matures on the earliest of October 6, 2010 and the date on which the Recapitalization Plan is implemented, but is subject to an earlier maturity date under certain circumstances including certain events of default as defined in the agreement. The facility will be unaffected by the CCAA proceedings.

Priority of Charges
The Initial Order created a number of new charges against substantially all of the current and future assets of the Canwest Applicants which subject to the terms of the Initial Order may rank in priority to certain other security interests, trusts, liens, charges and encumbrances. Certain employee and commodity tax obligations are also subject to a super priority claim under bankruptcy legislation. These charges, in order of priority, include an administration charge to secure amounts owing to certain restructuring advisors, up to maximum of $15 million; a DIP Charge to the extent of any obligations outstanding under the DIP financing arrangement described above; and a directors’ charge to secure the indemnity created under the Initial Order in favour of the directors of the Canwest Applicants and a key employee retention plan (“KERP”) charge, with equal priority, to a maximum of $20 million and $5.9 million, respectively. The directors’ charge and the KERP charge are postponed in right of payment to the extent of the first $85 million payable under the senior secured promissory note issued to an Irish subsidiary in relation to the receipt of proceeds on the sale of Ten Holdings (see note 31).

5.      ACQUISITION AND DIVESTITURES

Acquisition
On August 15, 2007, the Company and Goldman Sachs completed the acquisition of CW Media’s specialty television operations. The acquisition was accounted for using the purchase method. The regulated assets acquired were held in trust from the date of acquisition to December 20, 2007 when conditional approval was received from the CRTC. The results of operations reflect revenue and expenses of the non-regulated assets since the date of acquisition and the regulated assets from December 21, 2007. The Company’s equity earnings include the net earnings of the regulated assets of the acquired operations from the date of acquisition to December 20, 2007.

The Company has, subject to regulatory approval, committed to combine its Canadian television operations with CW Media’s operations (together the “Combined Operations”) prior to August 2011. In 2011, the Company’s and Goldman Sachs’ economic interest in the Combined Operations will be determined based on a formula which is based on the combined segment operating profit of CW Media and Canwest Global’s Canadian television operations.

A summary of the adjusted fair value of the assets and liabilities acquired at August 15, 2007 combining in trust and out-of-trust operations is as follows:

Cash and cash equivalents	32,906
Future income taxes	7,413
Current assets	201,597
Property and equipment	39,263
Other investments in equity investments	46,506
Non-current assets	128,708
Goodwill	597,908
Intangible assets	868,900
Current liabilities	(184,121)
Long-term debt	(303,906)
Future income taxes	(92,409)
Non-current liabilities	(159,846)
1,182,919
Funding provided by:
Cash	262,300
Puttable interest in subsidiary	480,787
Debt, net of debt issuance costs	766,668
Less financing raised in excess of purchase price(1)	(326,836)
1,182,919

(1)	The investors provided funding in excess of the purchase price to repay the assumed long-term debt and to fund costs related to acquisition and restructuring.

Divestitures
During 2009, the Company completed a review of five television stations that make up the E! Network which is included in the Canadian television segment. As a result of this review, in August 2009, the Company sold certain of the net assets of two of the E! Network television stations, CHCH-TV in Hamilton and CJNT-TV in Montreal and recorded a disposition of assets of $3.5 million and liabilities of $1.2 million. Of the remaining stations, CHBC-TV in Kelowna was rebranded to a Global Television Network affiliate, CHCA-TV in Red Deer was closed effective August 31, 2009, and subsequent to year end the Company completed the sale of CHEK-TV in Victoria (note 31). The Company has determined that the E! Network did not meet the criteria for classification as a discontinued operation. The loss from the operations of the E! Network is summarized as follows:

	2009	2008
Revenue	76,979	94,296
Operating expenses	106,659	137,312
Restructuring expenses	5,049	1,220
Broadcast rights write-downs	38,180	-
	(72,909)	(44,236)
Amortization of property and equipment	1,761	2,706
Operating loss	(74,670)	(46,942)
Financing expense	(10)	(13)
Loss on sale of assets	(2,264)	-
Impairment loss on property and equipment	(10,377)	-
Net loss	(87,321)	(46,955)

In May 2009, the Company sold its Turkey radio segment (note 21). The Company recorded a disposition of broadcast licences, other assets, and liabilities of $13.3 million, $14.6 million, and $1.0 million, respectively.

In March 2009, the Company sold The New Republic which was included in the Publishing segment (note 21). The Company recorded a disposition of assets of $0.6 million and liabilities of $2.7 million.

In July 2008, the Company sold its United Kingdom radio segment (note 21). The Company recorded a disposition of broadcast licences, other assets, and liabilities of $2.0 million, $4.9 million, and $16.5 million, respectively.

6.      RESTRICTED CASH

In May 2009, Canwest Media deposited cash of $2.5 million to secure its banking and cash management services with the provider of those services. Canwest Limited Partnership entered into a forbearance agreement with its lenders (note 1). Effective August 31, 2009, under the terms of this agreement, Canwest Limited Partnership agreed to pay interest due to its lenders under its senior secured credit facilities and deposited cash of $13.9 million to a restricted bank account. Subsequent to year end, this cash was used to settle the accrued interest due to these lenders. As at August 31, 2009 the total restricted cash held in these accounts was $16.4 million.

7.      OTHER INVESTMENTS

	2009	2008
Equity accounted investments(1)	6,311	5,619
Other investments in equity instruments
Investment in publicly traded companies(2)	-	14,593
Investment in private companies	2,841	5,306
	9,152	25,518

(1)
Certain operations acquired as part of the purchase of CW Media’s specialty television operations had been placed into trust until the CRTC approval of the change of control of the broadcast licences was obtained on December 20, 2007.

The following sets out condensed financial information for the regulated entities held in trust for the period from September 1, 2007 to December 20, 2007.

Summary condensed statement of earnings
September 1 to December 20, 2007
Revenue	108,767
Operating expenses	64,327
Operating income before amortization	44,440
Amortization	(2,083)
Interest expense, net	(20,007)
Foreign exchange gains	16,163
Recovery for income taxes	5,618
Interest in earnings of equity accounted affiliates	163
Minority interest	(4,904)
Net earnings of regulated entities	39,390

Summary condensed statement of cash flows
September 1 to December 20, 2007
Cash flows – operating activities	28,890
Cash flows – investing activities	(1,521)
Cash flows – financing activities	-
Net change in cash	27,369
Cash – beginning of period	18,226
Cash – end of period	45,595

During the trust period from September 1, 2007 to December 20, 2007, the Company recorded interest income of $16.8 million and a foreign exchange loss of $11.8 million related to advances to the regulated assets held in trust. Net earnings of the regulated entities include interest expense of $16.8 million and a foreign exchange gain of $11.8 million related to the inter-company debt. In addition, the Company recovered corporate costs from the regulated entities held in trust and has recorded cost recoveries in the amount of $4.6 million. The cost recoveries have reduced selling, general and administrative expenses of the Company and are included in operating expenses of the regulated entities. Net earnings of the regulated entities also include agency fees of $8.8 million, which have been recorded as revenue by the Company. Since December 21, 2007, these inter-company balances and transactions are eliminated on consolidation.

(2)
During the year ended August 31, 2009 the company sold its shares in Score Media Inc. and recorded a loss on the sale of $6.0 million. During the year ended August 31, 2008 the Company recorded an impairment loss related to this investment of $28.3 million after concluding that the significant decrease in the trading value of the investment from the historical carrying value was other than temporary.

8.      RESTRUCTURING EXPENSES

The Company is centralizing certain functions including developing four state of the art broadcast centres to support the production needs of its local television stations and enable the transition to high definition. This initiative was conducted in three phases over the period from September 2007 to December 2009 and will result in a net reduction in its workforce of 277 jobs. The total cost associated with this initiative was $12.3 million of which $2.4 million was accrued during the year ended August 31, 2009.

During the year ended August 31, 2009, the Company initiated certain cost containment initiatives in its Canadian television segment, including the restructuring of its news operations at the E! Network. These initiatives resulted in a workforce reduction of 149 positions. During the year ended August 31, 2009, the Company accrued $8.3 million, the total cost associated with these initiatives.

During the year ended August 31, 2008, the Company’s Publishing segment initiated and completed certain changes in its work flow processes which resulted in the centralization of certain functions. The total cost associated with this initiative of $10.7 million was accrued in fiscal 2008.

During the year ended August 31, 2009, the Company initiated certain cost containment initiatives in its Publishing segment, which are expected to result in a workforce reduction of 533 positions. These current initiatives are expected to be complete by May 31, 2010. During the year ended August 31, 2009, the Company accrued $28.8 million, the total expected cost related to these initiatives.

In connection with the acquisition of CW Media’s operations in August 2007, the Company accrued termination benefits of $18.6 million. This accrual was set up as part of the purchase equation related to the acquisition of CW Media and was reduced by payments made during the period to August 31, 2007 of $3.3 million. During the year ended August 31, 2009, the Company initiated certain initiatives in its CW Media television segment, which will result in a workforce reduction of 30 positions. These initiatives were completed at August 31, 2009 with total employee termination costs of $0.9 million.

During the year ended August 31, 2009 the Company incurred $31.1 million related to the cost of pursuing the recapitalization transactions (note 1). In addition, the Company accrued $0.7 million related to workforce reductions in its corporate office.

The restructuring liability, which consists of termination benefits and professional fees, is summarized by operating segment as follows:

	Publishing	Canadian television	CW Media television		Other	Total
Balance – August 31, 2007	-	-	15,277	(1)	-	15,277
Accrued during the year	10,708	10,007	1,013	(1)	-	21,728
Payments made during the year	(8,332)	(3,919)	(15,351)		-	(27,602)
Balance – August 31, 2008	2,376	6,088	939		-	9,403
Accrued during the year	28,805	10,662	852		31,839	72,158
Payments made during the year	(21,758)	(11,324)	(1,736)		(31,102)	(65,920)
Balance – August 31, 2009	9,423	5,426	55		737	15,641

(1)	The accrual for CW Media in fiscal 2007 was made in connection with the acquisition of CW Media and accordingly was recorded in the purchase equation.

9.      PROPERTY AND EQUIPMENT

		2009
	Cost	Accumulated Amortization	Net
Land	56,860	-	56,860
Buildings	202,554	56,639	145,915
Machinery and equipment	868,539	461,620	406,919
Leasehold and land improvements	56,365	26,864	29,501
	1,184,318	545,123	639,195

		2008 (Revised note 21)
	Cost	Accumulated Amortization	Net
Land	60,525	-	60,525
Buildings	206,010	58,865	147,145
Machinery and equipment	905,655	447,409	458,246
Leasehold and land improvements	55,827	21,618	34,209
	1,228,017	527,892	700,125

The net book value of property and equipment located in Canada was $552.8 million (2008 - $581.9 million), in Australia $86.4 million (2008 - $112.6 million) and in other foreign jurisdictions was nil (2008 - $5.6 million).

During 2009 and 2008, the Company had no additions related to assets under capital leases.

The Company has assets under capital leases with original cost of $15.4 million (2008 – $18.5 million) and accumulated amortization of $2.6 million (2008 – $2.8 million).

During 2009, the Company completed a review of the E! Network and certain operations within Ten Holdings. Due to a decline in operating results and lower future profit expectations it was determined that the value of certain property and equipment was impaired and an impairment loss of $10.4 million related to the E! Network and $22.0 million related to Eye Corp was recorded. These impairments impact the Canadian television and Out-of-home segments.

10.           GOODWILL

	August 31, 2008 (Revised note 21)	Additions		Impairments	Other		August 31, 2009
Publishing	1,697,405	100	(1)	(1,142,010)	(14,810	)(2)	540,685
CW Media television	476,908	-		-	(1,618	)(3)	475,290
Australian television	32,149	-		-	640	(4)	32,789
Out-of-home	104,477	-		(16,329)	3,519	(4)	91,667
Total	2,310,939	100		(1,158,339)	(12,269)		1,140,431

	August 31, 2007 (Revised note 21)	Additions		Impairments	Other		August 31, 2008 (Revised note 21)
Publishing	1,694,793	2,612	(5)	-	-		1,697,405
Canadian television	475,896	121,000	(6)	(596,896)	-		-
CW Media television	19,866	457,042	(7)	-	-		476,908
Australian television	30,154	-		-	1,995	(4)	32,149
Out-of-home	99,152	-		-	5,325	(4)	104,477
Total	2,319,861	580,654		(596,896)	7,320		2,310,939

(1)           Increase related to contingent consideration paid on previous year’s acquisitions.
(2)           Decrease related to the settlement of the Hollinger arbitration (note 29).
(3)           Decrease related to an adjustment to the valuation allowance on tax losses acquired.
(4)           Increase related to fluctuations in foreign currency translation rates.
(5)           Increase related to a small publishing acquisition.
(6)	For goodwill impairment testing, the Company allocated goodwill of $121.0 million related to expected merger synergies resulting from the acquisition of CW Media to the Canadian television segment.
(7)	Increase related to the consolidation of the regulated assets of CW Media (note 5).

Goodwill Impairments
For determining the fair value of its reporting units, the Company uses both the income and market approaches. Under the income approach, management estimates the discounted future cash flows for three to five years and a terminal value for each of the reporting units. The future cash flows are based on management’s best estimates considering historical and expected operating plans, marketing, content procurement and development strategy, economic conditions, and general outlook for the industry and markets in which the reporting unit operates. The discount rates used by the Company are based on an optimal debt to equity ratio and considers the risk free rate, market equity risk premium, size premium and operational risk premium for possible variations from management’s projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected period of 5 years using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects. Under the market approach, the Company estimates fair value by multiplying maintainable earnings before interest, income taxes, depreciation, amortization and other non-recurring costs by multiples based on market comparables adjusted for a control premium. The estimation process results in a range of values for which management uses the simple average of the mid-points under each approach.

The Company’s assumptions are affected by current market conditions which may affect expected revenue, particularly advertising revenue and, to a lesser extent, subscriber revenue. In addition, while the Company continues to implement cost savings initiatives, operating costs may increase more significantly than expected. The Company also has significant competition in the markets in which it operates which may impact its revenue, procurement of content and operating costs. The Company has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangibles assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize further impairment losses. As at August 31, 2009, our estimates of fair values of all reporting units, except for CW Media television and Publishing exceeded their respective carrying values by at least 20%. Accordingly, the goodwill of CW Media television and Publishing are at greater risk of impairment should future valuations result in lower enterprise values.

During the year ended August 31, 2009, the Company recorded goodwill impairment charges in its Publishing and Out-of-home segments of $1,142.0 million and $16.3 million, respectively. The fair value of these reporting units declined due to a decline in operating results and lower future profit expectations. During the year ended August 31, 2008, the Company recorded goodwill impairment charges in its Canadian television segment of $596.9 million. The fair value of this reporting unit declined primarily as a result of the decrease in the future profit expectations as a result of the expectations related to Canadian conventional television advertising market growth.

11.           INTANGIBLE ASSETS

	2009
	Cost	Accumulated	Net
		Amortization
Finite life:
Circulation, subscribers and other customer relationships	95,477	24,273	71,204
Site licences	33,796	11,908	21,888
	129,273	36,181	93,092
Indefinite life:
Broadcast licences			1,049,052
Brands			31,000
Newspaper mastheads			289,343
			1,369,395

Total intangible assets			1,462,487

	2008 (Revised note 21)
	Cost	Accumulated	Net
		Amortization
Finite life:
Circulation, subscribers and other customer relationships	95,477	17,842	77,635
Site licences	44,683	10,053	34,630
	140,160	27,895	112,265
Indefinite life:
Broadcast licences			1,131,327
Brands			31,000
Newspaper mastheads			416,701
			1,579,028

Total intangible assets			1,691,293

Indefinite life intangible assets by operating segment include Publishing of $289.3 million (2008 -$416.7 million), Canadian television of nil (2008 - $86.0 million), CW Media television $868.9 million (2008 – 868.9 million), and Australian television of $211.2 million (2008- $207.4 million).

	August 31, 2008 Net Book Value (Revised note 21)	Amortization	Impairments	Other(1)	August 31, 2009 Net Book Value
Circulation, subscribers and other customers relationships	77,635	(6,431)	-	-	71,204
Site licences	34,630	(1,547)	(12,983)	1,788	21,888
Broadcast licences	1,131,327	-	(86,000)	3,725	1,049,052
Brands	31,000	-	-	-	31,000
Newspaper mastheads	416,701	-	(127,358)	-	289,343
Total	1,691,293	(7,978)	(226,341)	5,513	1,462,487

	August 31, 2007 Net Book Value (Revised note 21)	Additions	Amortization	Impairments	Other(1)	August 31, 2008 Net Book Value (Revised note 21)
Circulation, subscribers and other customers relationships	84,067	-	(6,432)	-	-	77,635
Site licences	36,340	-	(2,608)	-	898	34,630
Broadcast licences	688,810	839,533	-	(408,484)	11,468	1,131,327
Brands	-	31,000	-	-	-	31,000
Newspaper mastheads	416,236	465	-	-	-	416,701
Total	1,225,453	870,998	(9,040)	(408,484)	12,366	1,691,293

(1)	Increase related to fluctuations in foreign currency translation rates.

There were no additions to intangible assets for the year ended August 31, 2009

Intangible Asset Impairments
During 2009, due to a decline in operating results, and lower expectations for advertising revenue growth the Company recorded impairment charges of $127.4 million (2008 – nil) for mastheads in its Publishing segment, $86.0 million (2008 – $408.5 million) for broadcast licences in its Canadian television segment and $13.0 million (2008 - nil) for site licences in its Out-of-home segment.

The fair value of mastheads for each publication is estimated using a relief-from-royalty approach using the present value of expected after-tax royalty streams through licencing agreements. The key assumptions under this valuation approach are royalty rates, expected future revenue and discount rates. The fair values of broadcast licences are determined individually or based on a group of licences that operate together using a Greenfield discounted cash flow approach. This approach hypothetically re-measures the broadcast licences assuming the business is commencing its operations on August 31, 2009. The key assumptions under this valuation approach are future revenue, costs of a hypothetical start-up broadcast operation and discount rates. The fair value of site licenses are determined individually or based on a group of licenses that operate together using a discounted cash flow approach using the present value of expected after tax cash flows through the licensing agreements. The key assumptions under this valuation approach are expected future cash flows and discount rates.

The Company’s assumptions are affected by current market conditions which may affect expected revenue, particularly advertising revenue and, to a lesser extent, subscriber revenue. In addition, while the Company continues to implement cost savings initiatives, operating costs may increase more significantly than expected. The Company also has significant competition in the markets in which it operates which may impact its revenue, procurement of content and operating costs. The Company has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangible assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of indefinite life intangibles and the Company would be required to recognize further impairment losses.

As at August 31, 2009, the Company’s estimates of fair values of indefinite life intangibles for all operating segments, except for certain Publishing mastheads, exceeded their respective carrying values by at least 20%. Accordingly, these Publishing mastheads are at greater risk of impairment should future valuations result in the determination of lower values.

During 2008, the Company finalized the CW Media purchase price allocation and, as a result, recorded an increase in broadcast licences and brands of $837.9 million and $31.0 million, respectively (note 5). The Company also completed a small publishing acquisition and recorded a masthead on the acquisition of $0.5 million. In addition, site licences of $1.2 million were recorded on the Eye Corp acquisitions.

12.           LONG-TERM DEBT

	Maturity (fiscal year)	Principal Outstanding August 31, 2009 (millions)	As at August 31, 2009	As at August 31, 2008
Canwest Media Inc.:
Secured revolving credit facility(1)	2009	$13	12,756	-
Secured notes (net of debt issuance costs of $3 million)(2)	2010	US$94	99,924	-
Senior secured revolving credit facility(3)	2011	-	-	-
Senior subordinated notes (net of debt issuance costs of $1 million (2008 - $11 million))(4)	2012	US$761	838,507	828,755
Canwest Limited Partnership:
Senior secured credit facilities - revolver(5)	2012	$116	116,000	96,000
Senior secured credit facilities - credit C (net of debt issuance costs of $2 million (2008 -$3 million))(5)	2012	265	262,692	262,028
Senior secured credit facilities - credit D (net of debt issuance costs of $4 million (2008 - $5 million))(5)	2014	US$458	497,311	483,999
Senior subordinated unsecured credit facility (net of debt issuance costs of $1 million (2008 -$1 million))(6)	2015	$75	74,235	74,152
Senior subordinated unsecured notes (net of debt issuance costs of $8 million (2008 -$9 million))(7)	2015	US$400	429,856	415,766
CW Media Holdings Inc.:
Senior secured revolving credit facility(8)	2013	-	-	8,000
Senior secured credit facility (net of debt issuance costs of $11 million (2008 - $13 million))(8)	2015	US$439	469,760	457,688
Senior unsecured notes including accrued interest (net of debt issuance costs of $8 million (2008 -$9 million))(9)	2015	US$338	362,538	329,630
Ten Network Holdings Limited:
Bank loan – revolver(10)	2011	$A90	83,277	250,195
Senior unsecured notes(11)	2013	US$125	144,300	132,322
Senior unsecured notes(12)	2016	$A150	138,795	136,470
			3,529,951	3,475,005
Less portion due within one year			(2,336,169)	(13,063)
Long-term portion			1,193,782	3,461,942

(1)
Canwest Media entered into a revolving $75 million secured credit facility bearing interest at the greater of prime rate and 2.25% plus an applicable margin. The capacity available under the facility is calculated based upon the value of certain assets that secure the facility including accounts receivable and property and equipment, capped at $75 million. As at August 31, 2009 there was an additional $51 million available under the facility net of letters of credit of $11 million. The facility is secured by all current and future assets of Canwest Media, its wholly owned Canadian television operations and the National Post (until it was transitioned to Canwest Limited Partnership in November 2009) and by a second charge on the shares held in Ten Holdings (until these shares were sold in October 2009) but excludes the restricted cash securing its banking and cash management services (see note 6). The facility is guaranteed by the Canwest Global, Canwest Media and substantially all of the wholly owned subsidiaries of Canwest Media, excluding Canwest Limited Partnership and its subsidiaries. All deposits of Canwest Media and the guarantor subsidiaries are applied against amounts outstanding under the revolving facility daily. The facility is subject to a number of affirmative and negative covenants. Subsequent to year end, on commencement of CCAA proceedings, this facility was converted to a DIP loan facility and the maximum availability was increased to $100 million (see note 4).

(2)
Canwest Media issued $105 million (US$94 million) of notes and received cash of $100 million (US$89 million). The notes bear interest at 12%. The notes were secured by a first charge against the shares held in Ten Holdings and a second charge on all assets that secure the secured revolving credit facility of Canwest Media as described in (1).The notes were guaranteed by the Company, Canwest Media and substantially all of the wholly owned subsidiaries of Canwest Media excluding Canwest Limited Partnership. Subsequent to year end the Company repaid this facility in full (US$94 million) utilizing proceeds from the sale of its shares in Ten Holdings (see note 31).

(3)	The amounts due under the senior credit facilities were fully repaid using the cash and the proceeds of the new financings described in notes (1) and (2) in May 2009.
(4)
Consists of $833 million (US$761 million) (2008 - $808 million (US$761 million)) senior subordinated notes which are due in 2012 and bear interest at 8.0%. Canwest Media is in default under the terms of its senior subordinated notes indenture as a result of not making interest payments that were due in September 2009. Canwest Media and an Ad Hoc Committee of holders of the senior subordinated notes, representing over 70% of the aggregate principal amount of the notes, agreed to a forbearance agreement and a series of extensions under which the note holders would not exercise their rights to demand payment thereby allowing sufficient time for a recapitalization of the Company. On October 5, 2009 the Company entered into the Recapitalization Agreement with the Ad Hoc Committee which sets out the principal terms of the proposed recapitalization of the Company. The Recapitalization Agreement sets out a number of conditions and milestones and expires in April 2010 or earlier if the conditions are not met. In 2008, the Company had entered into a US$761 million foreign currency and interest rate swap until September 2012 resulting in a fixed currency exchange rate of US$1:$1.1932 and a floating interest rate based on banker’s acceptance plus a margin. In June 2008 the Company amended the swap resulting in a floating interest rate based on banker’s acceptance rates plus a margin on a notional amount of US$601 million and a fixed interest rate of 7.9% on a notional amount of US$160 million. The portion of the swap related to the notional amount of US$601 million was designated as a fair value hedge and its fair value of $86 million was recorded on the consolidated balance sheet in Hedging derivative instruments as at August 31, 2008. The portion of the swap related to the notional amount of US$160M was designated as a cash flow hedge and its fair value of $26 million (current portion of $2 million) was recorded on the consolidated balance sheet in Hedging derivative instruments as at August 31, 2008. As at August 31, 2009, the Company no longer has a foreign currency and interest rate swap on this debt (see note 25). Subsequent to year end, amounts outstanding under these notes were accelerated and partially reduced. Following the reduction in such outstanding amounts, the notes were reinstated with an aggregate principal amount of US$393 million (see note 31).

The carrying value of this debt includes a premium of $2 million (2008 - $21 million) and a basis adjustment to reflect changes in the fair value of the hedged risks of $4 million (2008 - $11 million). On termination of the hedging derivative instruments, the Company began amortizing the basis adjustment included in long-term debt using an effective interest rate of 5.8%. The Company has changed its estimate of expected future cash flows and corresponding amortized cost carrying value related to the notes which resulted in a recovery to interest expense of $64.6 million.
(5)
From May 2009 to August 2009, Canwest Limited Partnership did not make interest or principal payments that were due under the terms of its senior secured credit facilities. Effective August 31, 2009, Canwest Limited Partnership entered into a forbearance agreement with the administrative agent under its senior secured credit facilities. Under this agreement the senior lenders agreed to not take any steps with respect to the defaults under the senior secured credit facilities and to work with Canwest Limited Partnership to develop and implement a financial recapitalization. Canwest Limited Partnership agreed to pay the interest owing and continuing on its senior secured credit facilities and its secured obligations in respect of the terminated hedging obligations (see note 1) in accordance with their contractual terms.

The senior secured credit facility includes:

(a)
a $250 million revolving term loan. As at August 31, 2009, Canwest Limited Partnership had drawn $116 million (2008 - $96 million) and of letters of credit of $2 million (2008 - $2 million) on its revolver and had no further availability (note 1) and is in default of the terms of the revolving credit facility. This facility matures in July 2012 and is subject to certain restrictions. This facility bears interest at prime plus a margin or banker’s acceptance rates plus a margin. This facility had an interest rate of 3.8% as at August 31, 2009 (2008 – 6.6%).

(b)
a $265 million (2008 - $265 million) non-revolving term loan which is subject to minimum principal payment reductions of a minimum of 5% beginning in fourth quarter 2009 and 10% in each of years beginning in fourth quarter 2010. Canwest Limited Partnership is in default under the terms of this credit facility. This facility which matures in July 2012 is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. This facility had an interest rate of 3.8% as at August 31, 2009 (2008 – 6.2%)

(c)
a $502 million (US$458 million) (2008 - $489 million (US$460 million)) term loan which is subject to principal repayments of $5 million (US$4.8 million) per year. Canwest Limited Partnership is in default under the terms of this credit facility. This facility matures on July 13, 2014 and is subject to certain restrictions and bears interest at floating interest rates based on LIBOR rates plus a margin. This facility had an interest rate of 4.8% at August 31, 2009. In 2008 Canwest Limited Partnership had a foreign currency and interest rate swap to fix the interest and principal payment on a notional amount of US$466 million which reduced with principal payments on the debt at a fixed currency exchange of US$1:$1.0725 until July 2014, resulting in a swap adjusted effective interest rate of 7.5%. This swap was designated a cash flow hedge and its fair value of $46 million (current portion of $12 million) was recorded on the consolidated balance sheet in Hedging derivative instruments as at August 31, 2008. As at August 31, 2009, Canwest Limited Partnership no longer has a foreign currency and interest rate swap on this debt (note 25).

(6)
Canwest Limited Partnership has a $75 million senior subordinated unsecured credit facility. This unsecured facility ranks junior to the Canwest Limited Partnership’s senior credit facilities and is guaranteed by certain subsidiaries of the Canwest Limited Partnership. This facility which matures in July 2015 is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. This facility had an interest rate of 9.0% as at August 31, 2009 (2008 – 11.1%). Canwest Limited Partnership did not make interest payments due under this facility in August 2009 and, accordingly, is in default under the terms of this facility.

(7)
Canwest Limited Partnership has senior subordinated unsecured notes of $438 million (US$400 million) (2008 – $425 million (US$400 million)) which are due in August 2015 and bear interest at 9.3%. These notes rank junior to Canwest Limited Partnership’s senior secured credit facility and are guaranteed by certain subsidiaries of Canwest Limited Partnership. The senior subordinated unsecured notes have a variable prepayment option at a premium. The prepayment option represents an embedded derivative that is accounted for separately at fair value. As at August 31, 2009 and 2008 the estimated fair value of the prepayment option is nominal. Canwest Limited Partnership did not make interest payments due under the indenture in August 2009 and, accordingly, is in default under the terms of this indenture. In 2008 Canwest Limited Partnership had a US$400 million swap resulting in a fixed currency exchange rate of US$1:$1.0725 until July 2015 and a fixed interest rate of 9.1%. The swap adjusted effective interest rate was 9.1%. This swap was designated a cash flow hedge and its fair value of $9 million (current portion – nil) was recorded on the consolidated balance sheet in Hedging derivative instruments. As at August 31, 2009, Canwest Limited Partnership no longer has a foreign currency and interest rate swap on this debt (note 25).

(8)
CW Media Holdings Inc. has a senior secured credit facility that is secured by substantially all of the assets of CW Media and, subject to certain limitations, by each of its existing and each subsequently acquired or organized wholly owned subsidiaries. The senior secured credit facility consists of the following:

(a)
a $50 million revolving term loan. As at August 31, 2009, no amount was drawn under the revolving term loan (2008 - $8 million). This facility matures in August 2013 and is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. Principal amounts outstanding under the revolving term loan are due and payable in full at maturity. The facility had an interest rate of 7.0% as at August 31, 2008.

(b)
a $480 million (US$439 million) (2008 – $471 million (US$443 million)) term loan which is subject to principal repayments of $4.8 million (US$4.4 million) per year with the balance payable on maturity. The term loan may be repaid at any time without penalty, subject to certain conditions. The term loan bears interest at LIBOR plus a margin. At August 31, 2009 the interest rate on the term loan was 3.8%. CW Media Holdings Inc. may be required to prepay a portion of the term loan facility based on excess cash flows as defined by the credit agreement. This facility matures in February 2015 and is subject to certain restrictions. CW Media Holdings Inc. has entered into a foreign currency interest rate swap, which expires in February 2015, to fix the interest rate and principal payments on an initial notional amount of US$446 million, reduced accordingly as the principal portion of the debt is repaid, resulting in a swap adjusted interest rate of 8.7% and a fixed currency exchange of US$1:1.064 Canadian dollars until February 2015. The swap was designated as a cash flow hedge and its fair value of $42 million (current portion of $22 million) is recorded on the consolidated balance sheet in Hedging derivative instruments. The foreign currency and interest rate swap relating to the senior secured credit facility is secured by substantially all the assets of CW Media and, subject to certain limitations by each of its existing and each subsequently acquired or organized wholly owned subsidiary.

(9)
CW Media Holdings Inc. has issued $370 million (US$338 million) (2008 – $338 million (US$319 million) senior unsecured notes maturing on August 15, 2015. The senior unsecured notes bear interest at 13.5% per annum, compounded semi-annually. Interest is accrued from the date of issue to August 15, 2011 (the “Cash Interest Date”), however is not payable until maturity, unless CW Media Holdings Inc. elects to pay interest in cash with respect to any interest period before the Cash Interest Date. After August 15, 2011, interest will accrue on and be paid in cash commencing on February 15, 2012. Interest is payable or compounded, as applicable, each February 15 and August 15. At August 31, 2009 accrued interest of $29 million (US$26 million) (2008 - $7.1 million (US$6.7 million)) was outstanding and included in long-term debt. CW Media made a voluntary interest payment on August 15, 2009 for $25 million (US$23 million) representing accrued interest for the period from February 16, 2009 to August 15, 2009. These notes are guaranteed by CW Media and its wholly owned subsidiaries. The senior unsecured notes have a variable prepayment option at a premium of 106.75 in 2011 which declines on a straight line basis to par in 2013. The prepayment option represents an embedded derivative that is to be accounted for separately at fair value. As at August 31, 2009 and 2008, the estimated fair value of the prepayment option is nominal.

(10)
Ten Holdings has an unsecured credit facility that provides for a maximum of $583 million (A$630 million) (2008 - $573 million (A$630 million)) in advances. At August 31, 2009, Ten Holdings had drawn $83 million (2008 - $250 million) against this facility. This facility matures in April 2011 and bears interest at floating rates plus a margin. This facility had an interest rate of 4.5% as at August 31, 2009 (2008 – 8.4%).

(11)
Ten Holdings has $138 million (US$125 million) (2008 - $132 million (US$125 million)) of senior unsecured notes which mature in March 2013. Ten Holdings has entered into a US$125 million foreign currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807 until March 2013. This swap is designated as a fair value hedge and its fair value of $57 million (current portion of $3 million) is recorded on the consolidated balance sheet in Hedging derivative instruments. The notes had a swap adjusted effective interest rate of 4.5% as at August 31, 2009 (2008 – 9.2%).

(12)
Ten Holdings has $139 million (2008 - $136 million) of senior unsecured notes which bear interest at floating rates plus a margin and mature in December 2015. The notes had an interest rate of 3.9% as at August 31, 2009 (2008 – 8.5%)

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long-term debt, based on terms existing at August 31, 2009 over the next five years, are:

Year ending August 31,	2010(1)	2,349,439
	2011	88,165
	2012	4,888
	2013	149,188
	2014	4,888

(1)
All debt which is in default has been classified as payable in 2010 though there is significant uncertainty as to when this debt will be settled. See note 4, “Creditor Protection and Recapitalization”.

13.                                                                                                            OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into capital leases with future minimum lease payments for the years ended August 31 as follows:

2010	3,909
2011	3,984
2012	-
2013	-
2014	-
Thereafter	1,560
Total minimum lease payments	9,453
Amount representing interest (at rates of 8.5%)	(2,188)
Present value of minimum capital lease payments	7,265
Less current portion of obligations under capital leases	(3,393)
3,872

For the year ended August 31, 2009 the Company recorded interest expense on the obligations under capital leases of $0.7 million (2008 – $1.1 million).

14.           PUTTABLE INTEREST IN A SUBSIDIARY

The Company and Goldman Sachs have agreed to certain put rights and call rights with respect to Goldman Sachs’ interest in the common shares of CW Investments Co., which are exercisable in 2011, 2012 and 2013 subject to certain restrictions. Under this agreement, the value of the Goldman Sachs interest under the put and call provisions is determined by a formula which varies based upon the adjusted combined segment operating profit (“Combined Segment Operating Profit”) of the Company’s Canadian television segment plus the CW Media specialty television operations. In 2011, subject to any necessary regulatory approvals, the Company shall effect the combination of CW Media and its Canadian television segment. The relative ownership interests in the combined company will be calculated based upon an enterprise value which is determined based on a multiple of twelve times the Combined Segment Operating Profit for the twelve months ended March 31, 2011 less the consolidated net indebtedness of CW Investments Co. at that time. The Goldman Sachs share is determined based upon a rate of return which varies based on the Combined Segment Operating Profit.

In each of 2011, 2012 and 2013 the Company will have the right to cause CW Investments Co. to purchase (or it may purchase itself) up to 100% of Goldman Sachs’ interest in CW Investments Co., subject to CW Investments Co. remaining below a maximum consolidated leverage ratio if less than 100% of the Goldman Sachs interest is acquired (the “call right”). In the event that the Company or CW Investments Co. does not exercise its call right with respect to at least 50% of Goldman Sachs’ interest in 2011, Goldman Sachs has the right to require CW Investments Co. to acquire interests, which, together with any interests purchased pursuant to the Company’s call in 2011, would equal up to 50% of Goldman Sachs’ interest, subject to CW Investments Co. remaining below a maximum consolidated leverage ratio. Goldman Sachs also has the right to require CW Investments Co. to purchase any remaining interests that it holds in 2013. In the event that the Company or CW Investments Co. has not acquired 100% of the Goldman Sachs’ interest by the expiry date of the last put right in 2013, then Goldman Sachs will be entitled to sell CW Investments Co., subject to a right of first offer in favour of the Company, failing which Goldman Sachs will have the right to require CW Investments Co. to effect an initial public offering of CW Investments Co. to effect its exit.

For purposes of determining the value of the put and call rights, regardless of actual results, the Company and Goldman Sachs have agreed to certain minimum amounts of Combined Segment Operating Profits of $230 million, $250 million and $280 million in each of 2011, 2012 and 2013, respectively. This minimum will not apply for purposes of determining the value applicable on exercise of Goldman Sachs’ put rights, except that if the put is exercised in 2011, the value will be based upon an agreed total enterprise value of no less than $2.5 billion less the consolidated net indebtedness of CW Investments Co. as at March 31, 2011.

If an “Insolvency Event” (defined to include the commencement of proceedings under the CCAA) occurs in respect of Canwest Media and is continuing, Goldman Sachs is entitled to sell all of their shares in CW Investments Co. to a bona fide arm’s length third party at a price and on other terms and conditions negotiated by Goldman Sachs in its discretion provided that such third party acquires all of the shares of CW Investments Co. held by the Company at the same price and on the same terms and conditions. If Goldman Sachs causes such a sale prior to the combination of Canwest Media’s Canadian television operations with CW Media’s television operations, the entitlement of Goldman Sachs and the Company to the net proceeds of such sale would be established by a formula set out in the CW Investments Co. Shareholders Agreement.

The Goldman Sachs puttable interest in CW Investments Co. is classified as a financial liability. It was initially recorded based on the amount invested by Goldman Sachs on August 15, 2007. The puttable interest in CW Investments Co. is carried at amortized cost using the effective interest method. Under this method the carrying amount of the liability is measured by computing the present value of the estimated future cash flows at the original effective rate of 19.4% which was determined based on the initial estimated amounts to settle the liability in 2011 and 2013. The liability will accrete to the estimated amount to settle the liability through charges to net earnings (loss) which are recorded as Accretion of long-term liabilities. During 2009, the puttable interest liability was re-measured, based on management’s current expectations of the amounts required to settle the put options which represent a decrease compared to the prior year’s estimates. The present value of the effect of the decrease of $5.7 million (2008 - $32.8 million) has been recorded as a reduction of the liability and a reduction of the accretion expense for the year then ended. As at August 31, 2009, if forecast Combined Segment Operating Profit increased or decreased by 10% and consolidated net indebtedness remained unchanged, the amortized cost of the puttable interest would increase or decrease by $12.2 million or $30.2 million, respectively.

Amortized cost - August 31, 2007	483,568
Accretion expense	94,589
Accretion expense adjustment due to change in cash flows	(32,763)
Amortized cost - August 31, 2008	545,394
Accretion expense	105,571
Accretion expense adjustment due to change in cash flows	(5,749)
Amortized cost - August 31, 2009	645,216

The future estimated cash flows are calculated based the formula described above and will vary based on changes in expected and actual Combined Segment Operating Profit of the CW Media and Canadian television segments and based on changes in actual and expected CW Investments Co. consolidated debt. While management has computed the carrying amount using estimates of the Combined Segment Operating Profit and debt including expected future advertising and subscriber revenue, expected future operating expenses, expected components of cash flows which will affect CW Investments Co. debt that are reasonable and supportable, it is reasonably possible that the carrying value may increase or decrease by a material amount based on changes in future estimates of or actual Combined Segment Operating Profit and CW Investments Co. net debt.

15.           CAPITAL STOCK

The authorized and issued capital stock of the Company is as follows:

Authorized
An unlimited number of common shares.

An unlimited number of preference shares.

Issued	2009	2008
22,786 (2008 – 22,786) Common shares	438,838	438,838

16. STOCK BASED COMPENSATION

The Company utilizes share compensation plans in order to provide employees of the Company and its subsidiaries the opportunity to participate in the growth and development of the Company. The shares referred to are the shares of the Company’s parent, Canwest. At any time the number of Canwest shares reserved for issuance to any individual under the share compensation plans may not exceed 5% of the outstanding share capital of all classes and the total number of shares issued or issuable under the plans may not exceed 10% of outstanding share capital of all classes.

In November 2007, the Board of Directors of Canwest (“Board”) approved a new Stock Option Plan (the “Option Plan”) and Restricted Share Unit Plan (the “RSU Plan”) for its eligible non-broadcast employees. These plans replace the Amended and Restated Share Compensation Plan (the “Discontinued Share Compensation Plan”). The options issued under the Discontinued Share Compensation Plan have not been modified and remain outstanding.

Stock Option Plan
The Option Plan provides for grants of options to employees of the Company and its affiliates and the issuance of Subordinate Voting Shares and Non-Voting Shares of Canwest (together being “Shares”) upon the exercise of options or vesting of restricted share units.

The Board has the authority to determine the manner in which the options granted pursuant to the Option Plan shall vest and other vesting terms applicable to the grant of options. Options may vest over a period of time (“Regular Options”) and/or may vest conditionally upon the attainment of specified market thresholds (“Market Threshold Options”) as determined by the Board. The Company utilizes the fair value approach to account for stock based compensation.

The Regular Options vest over a four year period and expire seven years after issuance. The Market Threshold Options vest on achievement of both four years service and a pre-defined price hurdle of closing prices during their seven year term. The exercise price represents the market trading price on the date on which the options were granted.

In November 2008, Canwest granted 601,300 Regular Options and 355,700 Market Threshold Options to employees. All of these options expire in November 2015 and were granted at an exercise price of $0.76 per option. In November 2007, Canwest granted 528,900 Regular Options and 353,300 Market Threshold Options to employees. All of these options expire in November 2014 and were granted at an exercise price of $7.50 per option. The fair value of both the Regular Options and Market Threshold Options granted was estimated using a binomial option pricing model with the assumptions of dividend yield of nil (2008 – nil), an expected volatility of 47% (2008 - 28%), risk free interest rates of 3.1% (2008 - 4.2%) and an expected life of six years (2008 - six years). The total fair value of the Regular Options issued was $0.2 million (2008 - $1.4 million), an average of $0.34 (2008 - $2.61) per option. The total fair value of the Market Threshold Options was $0.1 million (2008 - $0.9 million), an average of $0.33 (2008 - $2.44) per option.

The Company has recorded compensation expense for the year ended August 31, 2009 of $0.5 million (2008 - $0.5 million) related to the Option Plan.

Restricted Share Unit Plan
Eligible participants receive grants of Restricted Share Units (“RSU”), under the RSU Plan, which are settled by the issuance of an equivalent number of Shares of Canwest for nil consideration at the end of the three year term if the attainment of specified performance goals as determined by the Board have been met. Additional RSU’s are granted if Canwest declared dividends prior to the settlement date.

In November 2008, Canwest granted 330,700 restricted share units (2008 – 305,200) under the RSU Plan. The fair value at the time of issuance was $0.76 (2008 - $7.50) per RSU.
During the year ended August 31, 2009, 46,600 RSU’s (2008 -13,600) were forfeited leaving 575,700 outstanding (291,600) with an average remaining life of 1.7 years (2.2 years).

The Company recorded compensation expense for the year ended August 31, 2009 of $0.7 million (2008 -$0.5 million) related to the Restricted Share Unit Plan.

Deferred Share Unit Plan
The Company’s Parent, Canwest utilizes a Deferred Share Unit Plan (“DSU”) as a component of its compensation plan for Directors. Under the DSU Plan, directors may elect to receive their compensation in cash, DSUs or a combination thereof. DSUs are issued at the quoted market price of Canwest’s subordinate voting shares on the grant date. DSUs vest immediately and are only redeemable after the participant ceases to be a director. DSUs are redeemable for cash based on the value of the Company’s subordinate voting shares at the redemption date.

The Company records the issuance of DSUs as compensation expense when issued with a corresponding credit to accrued liabilities. The liability is adjusted to its intrinsic value at each balance sheet date with a charge or credit to compensation expense.

Compensation expense related to the DSU plan was a recovery of $0.8 million for the year ended August 31, 2009 (2008 – $0.3 million).

Changes in outstanding DSUs for the two years ended August 31, 2009 are as follows:

	Number of DSUs	Average transaction value ($ per DSU)	Value at year end ($ 000’s)
Balance – August 31, 2007	169,448	7.89	1,337
DSUs redeemed	-	-
DSUs granted	176,423	5.90
Balance – August 31, 2008	345,871	3.03	1,048
DSUs redeemed	(180,364)	(0.32)
DSUs granted	1,353,193	0.64
Balance – August 31, 2009	1,518,700	0.12	182

Discontinued Share Compensation Plan
In November 2007, Canwest made a final grant of options under the Discontinued Share Compensation Plan. The options under the Discontinued Share Compensation Plan vest over 5 years and expire in ten years. The fair value of the options granted during the year ended August 31, 2008 was estimated using a binomial option pricing model with the assumptions of no dividend yield, an expected volatility of 28%, risk free interest rates of 4.3% and an expected life of seven years. The total fair value of the 629,000 options granted by Canwest in the year ended August 31, 2008 with an average exercise price of $7.50 per option was $1.8 million, a weighted average fair value per option of $2.94.

The Company has recorded compensation expense and a credit to Due from parent and affiliated companies for the year ended August 31, 2009 of $1.7 million (2008 - $2.4 million) related to the Discontinued Share Compensation Plan.

For the year ended August 31, 2009, the Company has recorded total compensation expense of $2.1 million (2008 - $3.1 million), with a corresponding credit to Due from parent and affiliated companies related to all its share-based compensation plans.

Changes in outstanding options to purchase subordinate voting shares or non-voting shares for the two years ended August 31 were as follows:

	2009		2008
	Options	Average exercise price $	Options	Average exercise price $
Options outstanding – beginning of year	4,295,204	10.09	3,242,244	11.85
Options granted	957,000	0.76	1,511,200	7.50
Options exercised	-	-	-	-
Options expired	(307,405)	10.76	(318,590)	16.32
Options forfeited	(344,200)	8.19	(139,650)	8.88
Options outstanding – end of year	4,600,599	8.24	4,295,204	10.09

Options exercisable as at August 31	1,938,899	11.47	1,601,204	11.98

The following options to purchase subordinate voting shares or non-voting shares were outstanding and exercisable as at August 31, 2009:

Range of exercise prices $	Number outstanding	Weighted average remaining life years	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
0.01 - 4.99	905,600	6.2	0.76	-	-
5.00 - 9.99	1,403,350	5.9	7.46	268,350	7.31
10.00 - 14.99	2,033,289	5.8	11.11	1,412,189	11.40
15.00 and over	258,360	1.0	16.14	258,360	16.14
	4,600,599	5.6	8.24	1,938,899	11.47

17.	OTHER LONG-TERM INCENTIVE PLANS
In November 2007, the Board of Canwest approved new long-term incentive plans for eligible Canadian television and CW Media employees, the Broadcast Share Appreciation Rights Plan “Broadcast SAR Plan” and the Broadcast RSU Plan. These plans replace the Discontinued Share Compensation Plan for Canadian broadcast employees.

Broadcast SAR Plan
Eligible participants receive grants of Broadcast SARs which entitle them to participate in the growth in the notional share value of the broadcast operations. Regular share appreciation rights (“Regular SARs”) vest at a rate of 25% per year. Performance threshold share appreciation rights (“Performance Threshold SARs”) vest at a rate of 25% per year if certain EBITDA growth rates, as set by the Board, have been met. At the grant date the recipients can opt to have the SARs settled at each vesting date or at the end of the four year term.

Certain employees also received SARs which vest only if the “Combined EBITDA”, as defined by the plan, of the Canadian television and CW Media television segments reaches a prescribed threshold by 2011 (“Special Performance SARs”). The Special Performance SARs vest 50% in March 2011 and 50% in March 2012.

In November 2008, the Company issued 66,900 Regular SARs and 17,600 Performance Threshold SARs (2008 – 76,000 and 17,600, respectively). At the time of issuance, the notional share value was $12.76 per SAR (2008 -$10.00). During the year ended August 31, 2009, 1,550 SARs were exercised (2008 – nil), 16,750 were expired (2008 – nil), and 19,350 were forfeited (2008 – 7,100), leaving 133,350 outstanding (2008 – 86,500) with an average remaining life of 2.8 years (2008 – 3.2 years).

In January 2008, the Company issued 565,472 Special Performance SARs. At the time of issuance, the notional share value was $10.00 per Special Performance SAR. During the year ended August 31, 2009, there were no Special Performance SARs forfeited (2008 – 2,380), leaving 563,092 outstanding (2008 – 563,092) with an average remaining life of 2.1 years (2008 – 3.1 years).

The vested SARs are settled through a cash payment which is calculated based on the increase in the notional share value at the end of the most recently completed quarter prior to the settlement date over the notional share value at the grant date.

The value of the outstanding SARs is recorded as a financial liability with changes in the intrinsic value recorded in operating expenses. Operating expenses related to the Broadcast SAR plan was $1.2 million for the year ended August 31, 2009 (2008 – $0.2 million).

Broadcast RSU Plan
Eligible participants receive grants of Broadcast RSUs which are settled at the end of a three year term provided that specified performance goals or other factors as determined by the Board have been met. The vested RSUs are settled through a cash payment equal to the notional share value at the end of the most recently completed quarter prior to the settlement date times the number of RSUs held.

In November 2008, the Company issued 37,200 Broadcast RSUs (2008 – 46,000). The value of the RSUs at the time of issuance was $12.76 (2008 -$10.00) per RSU. During the year ended August 31, 2009, 700 RSUs expired (2008 – nil) and 8,900 were forfeited (2008 – 5,100), leaving 68,500 outstanding (2008 – 40,900) with an average remaining life of 1.7 years (2008 – 2.2 years).

The RSUs are accounted as a financial liability and are accrued and adjusted to intrinsic value over the vesting period. Operating expenses related to the Broadcast RSU plan was $0.3 million for the year ended August 31, 2009 (2008 – $0.2 million).

18.           ACCUMULATED OTHER COMPREHENSIVE LOSS

	Foreign currency translation adjustment	Available for sale investments	Hedging derivative instruments designated as cash flow hedges	Total
Balance – August 31, 2007	(5,785)	(2,361)	(21,026)	(29,172)
Other comprehensive income (loss)	2,753	2,361	(40,833)	(35,719)
Balance – August 31, 2008	(3,032)	-	(61,859)	(64,891)
Other comprehensive income	5,562	-	19,182	24,744
Balance – August 31, 2009	2,530	-	(42,677)	(40,147)

The unrealized loss on foreign currency interest rate swaps that will be reclassified to interest expense over the next twelve months is approximately $15.5 million, net of tax of $6.3 million.

During the year ended August 31, 2009, $228.9 million foreign exchange gains (2008 – $18.7 million) were reclassified to net earnings (loss) from accumulated other comprehensive loss, representing foreign exchange gains on the notional amounts of the cash flow hedging derivatives. These amounts were offset by foreign exchange losses recognized on the related U.S. dollar denominated long-term debt. During the years ended August 31, 2009 and 2008, there were no amounts recorded in net earnings (loss) which represented hedge ineffectiveness associated with cash flow hedging instruments.

During the year ended August 31, 2009, the Company reclassified $20.7 million (2008 – $15.2 million) from accumulated other comprehensive loss to net earnings (loss). This amount has been recorded as a charge to interest expense and represents the effect of the hedging derivative instruments on the Company’s interest expense.

Discontinuance of hedge accounting

During the year ended August 31, 2009, the Company reclassified $56.0 million from accumulated other comprehensive loss to net earnings (loss), representing the amounts deferred on certain Canwest Media and Canwest Limited Partnership derivatives that no longer qualify as cash flow hedges because the derivatives have been terminated and the anticipated cash flows are no longer expected to occur (note 29).

19.           INCOME TAXES

The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2009	2008 (Revised notes 3 and 21)
Income taxes at combined Canadian statutory rate of 31.04% (2008 – 32.53%)	(474,225)	(339,600)
Non-taxable portion of capital (gains) losses	(2,380)	4,629
Increase (decrease) in valuation allowance on future tax assets	228,252	8,515
Effect of foreign income tax rates differing from Canadian income tax rates	408	(6,625)
Change in expected future tax rates	12,489	6,063
Non-deductible accretion expense	30,985	20,100
Non-deductible expenses	5,990	7,647
Partnership net earnings allocated to minority interests	(1,389)	(1,681)
Effect of uncertain tax positions	(20,828)	(1,669)
Effect of partnership earnings from equity accounted affiliates	-	1,332
Effect of goodwill and intangible asset impairments	403,551	270,638
Dilution gain	(19,270)	-
Other	(712)	6,150
Provision for (recovery of) income taxes	162,871	(24,501)

An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:

	2009	2008 (Revised notes 3 and 21)
Canada	(1,548,907)	(1,152,797)
Foreign	21,121	108,837
Net loss before tax	(1,527,786)	(1,043,960)

An analysis of the provision for current and future income taxes by jurisdiction follows:

	2009	2008 (Revised notes 3 and 21)
Current income taxes
Canada	(2,251)	1,037
Foreign	15,150	38,347
	12,899	39,384

Future income taxes
Canada	152,357	(59,264)
Foreign	(2,385)	(4,621)
	149,972	(63,885)

Provision for (recovery of) income taxes	162,871	(24,501)

Significant components of the Company’s future tax assets and liabilities are as follows:

	2009	2008 (Revised notes 3 and 21)
Future tax assets
Non-capital loss carryforwards	292,370	243,560
Provision for write down of investments	(372)	4,618
Provision for related party loan impairment	7,674	58,174
Accounts payable, other accruals and interest rate and foreign currency swap liability	102,248	143,208
Pension and post retirement benefits	23,403	23,228
Intangible assets	47,011	8,882
Less: Valuation allowance	(338,293)	(170,096)
Total future tax assets	134,041	311,574

Future tax liabilities
Capital cost allowances in excess of book amortization	41,508	42,738
Pension assets - net	6,740	4,461
Broadcast rights	29,508	42,101
Other assets	(7,926)	2,593
Total future tax liabilities	69,830	91,893
Net future tax asset	(64,211)	(219,681)

Current portion of future tax asset	16,273	52,712
Long-term future tax asset	241,968	370,019
Current portion of future tax liability	(38,268)	(39,475)
Long-term future tax liability	(155,762)	(163,575)
	(64,211)	(219,681)

As at August 31, 2009, the Company had non-capital loss carry forwards for income tax purposes of $1,049.4 million, that expire as follows: 2010 – $0.9 million, 2011 – nil, 2012 – nil, 2013 – $31.9 million, 2014 – $62.2 million and thereafter – $954.4 million.

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the determination is made. described in note 1, Canwest Media is in default of its senior subordinated unsecured notes. Canwest Limited Partnership is in default on its senior secured credit facilities, its senior subordinated unsecured credit facility, and its senior subordinated unsecured notes. As this constitutes significant unfavourable evidence about Canwest Media’s ability to more likely than not realize the benefits associated with its future tax assets. The Company has recognized a valuation allowance of $338.3 million related to future tax assets.

During 2008, the minority shareholders in Ten Group exchanged their shares into common shares of Ten Holdings. Under Australian tax legislation, this created a new tax consolidation group that required Ten Holdings, for income tax purposes, to fair value its consolidated assets and liabilities. This resulted in Ten Holdings recording a future tax asset of $174.0 million (A$188.1 million) (2008 - $171.1 million (A$188.1 million)). The Company will not recognize the benefit associated with this future tax asset in earnings until it is realized and accordingly, has recorded the amount as a deferred gain.

20.           INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and write-downs.

	2009	2008
Loss on available for sale investments (note 7)	(6,009)	(28,329)
Dilution gain(1)	61,427	-
Loss on sale of E! Network stations (note 5)	(2,264)	-
Other	(1,559)	(1,591)
	51,595	(29,920)

(1)	During August 2009, Ten Holdings completed an equity offering for net proceeds of $120.7 million. As a result the Company’s ownership interest in Ten Holdings declined from 57% to 50%.

21.           DISCONTINUED OPERATIONS

In May 2009, the Company sold its Turkish radio stations. The Company had previously concluded that the expectations for these assets were not consistent with the Company’s long-term growth strategy. The Company recorded a loss of $12 million on the sale of these stations. The results of this operation were classified as a discontinued operation in the consolidated statements of loss, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the Turkish radio stations were reported within the Turkey radio segment. During, the year ended August 31, 2009 the Company recorded goodwill and broadcast licence impairment charges of $11.7 million and $40.8 million respectively. The classification of the Turkey radio stations as a discontinued operation increased earnings from continuing operations by $41 million for the year ended August 31, 2009 (2008 – decreased earnings $4 million). Cash flows from operating activities of continuing operations decreased by $16 million for the year ended August 31, 2009 (2008 – $4 million).

In February 2009, the Company sold The New Republic. The Company had previously concluded that the expectations for this asset were not consistent with the Company’s long-term growth strategy. The Company recorded a gain of $3 million on the sale of this asset. The results of this operation were classified as a discontinued operation in the consolidated statements of loss, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of The New Republic were reported within the Publishing segment. During, the year ended August 31, 2009 the Company recorded a masthead impairment charge of $2.0 million. During, the year ended August 31, 2008 the Company recorded a goodwill impairment charge of $4.5 million. The classification of The New Republic as a discontinued operation increased earnings from continuing operations by $3 million for the year ended August 31, 2009 (2008 – $7 million). Cash flows from operating activities of continuing operations increased by $1 million for the year ended August 31, 2009 (2008 – $3 million).

In July 2008, the Company sold its United Kingdom radio stations. The Company previously concluded that the expectations for these assets were not consistent with the Company’s long-term growth strategy. The Company recorded a loss of $7 million on the sale of these stations. The results of these operations were classified as a discontinued operation in the consolidated statements of loss, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the United Kingdom radio stations were reported within the United Kingdom radio segment. The classification of the United Kingdom radio stations as a discontinued operation increased earnings from continuing operations by $7 million for the year ended August 31, 2008. Cash flows from operating activities of continuing operations increased by $6 million for the year ended August 31, 2008.

The loss from discontinued operations excluding the gain (loss) on sale of discontinued operations are summarized as follows:

	2009	2008
Revenue	8,883	20,940

Loss from discontinued operations before tax	(55,032)	(8,699)
Income tax expense (recovery)	(10,831)	1,107
Loss from discontinued operations	(44,201)	(9,806)

The carrying value of net assets related to discontinued operations are as follows:

	2009	2008
Current assets	-	10,924
Goodwill	-	13,622
Non-current assets	-	69,492
Current liabilities	-	(4,683)
Long-term debt	-	-
Other long-term liabilities	-	(3,555)
Net assets	-	85,800

22.           STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

	2009	2008 (Revised note 21)
Cash generated (utilized) by:
Restricted cash	(13,902)	-
Accounts receivable	67,403	19,541
Investment in broadcast rights	(54,993)	(48,097)
Inventory	4,092	(1,803)
Other current assets	(5,039)	7,603
Other assets	1,975	1,916
Accounts payable and accrued liabilities	(48,386)	(52,433)
Income taxes recoverable and payable	4,457	(42,212)
Deferred revenue	(3,042)	(1,995)
Broadcast rights payable	(19,915)	8,122
Net assets	(67,350)	(109,358)

The following amounts were paid on account of interest and income taxes:

	2009	2008
Interest	204,325	315,895
Income taxes	11,601	90,990

23.           ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations arise from legal obligations that exist for the removal of equipment or the restoration of sites upon termination of certain agreements. Asset retirement obligations are primarily associated with transmission facilities and related structures. Additional liabilities incurred in 2009 were nil (2008 – $1.0 million). No liabilities were settled during 2009 and 2008. During 2009, due to the sale of its E! Network television stations (note 5) the liabilities were reduced by $0.2 million. The asset retirement obligations, which are calculated based on the discounted future cost of the estimated cash flows required to settle the obligations, of $12.1 million (2008 – $11.3 million) are recorded in accrued liabilities. The undiscounted amount of the estimated cash flows is approximately $19.9 million (2008 – $19.8 million). Discount rates of 8.5% to 9.0% were used to calculate the present value of the asset retirement obligations over a period of 5 to 99 years. Accretion expense of $0.7 million (2008 - $0.9 million) was recorded in the statement of loss in Accretion of long-term liabilities.

24.           PENSION, POST RETIREMENT, AND POST EMPLOYMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, post retirement and post employment benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information on the Company’s pension, post retirement and post employment benefit plans follows:

	Pension benefits (1)		Post retirement/employment benefits (2)
	2009	2008 (Revised note 3)	2009	2008 (Revised note 3)
Plan assets
Fair value – beginning of year	408,495	404,185	-	-
Actual return on plan assets	(17,259)	(6,025)	-	-
Employer contributions	77,463	30,756	4,125	1,928
Employee contributions	7,164	7,230	-	-
Benefits paid and administrative expenses	(30,269)	(20,350)	(4,125)	(1,928)
Reclassification (3)	-	(7,301)	-	-
Fair value – end of year	445,594	408,495	-	-

Plan obligations
Accrued benefit obligation – beginning of year	514,638	531,706	57,730	51,804
Amendment to plan	-	-	-	5,952
Accrued interest on benefits	31,998	29,890	4,116	3,548
Current service costs	24,485	26,048	5,308	2,716
Benefits paid	(30,269)	(20,350)	(4,125)	(1,928)
Actuarial losses (gains)	(15,873)	(45,355)	10,119	(4,362)
Curtailment expense (gain)(4)	9,957	-	(1,103)	-
Reclassification (3)	-	(7,301)	-	-
Accrued benefit obligation – end of year	534,936	514,638	72,045	57,730

Accrued benefit obligation	534,936	514,638	72,045	57,730
Fair value of plan assets	445,594	408,495	-	-
Plan deficits	(89,342)	(106,143)	(72,045)	(57,730)
Unamortized net actuarial losses (gains)	94,035	70,334	(12,180)	(12,350)
Unamortized transitional obligations (assets)	(1,686)	3,981	1,461	1,764
Unamortized past service costs	1,193	13,247	5,140	5,818
Accrued plan liability	4,200	(18,581)	(77,624)	(62,498)
Valuation allowance	(202)	(307)	-	-
Accrued net plan liability, net of valuation allowance	3,998	(18,888)	(77,624)	(62,498)

The accrued pension plan asset of $26.3 million (2008 - $16.1 million) is included in long-term other assets and the accrued pension plan liability of $22.3 million (2008 - $35.0 million) and the accrued post retirement and post employment plan liability is included in other long-term liabilities in the consolidated balance sheet.

	Actual	Target
Plan assets consist of:
Equity securities	55.7%	60.0%
Debt securities	31.3%	40.0%
Other	13.0%	0.0%
	100.0%	100.0%

The pension plans have no investment in equity or debt securities of the Company.

The most recent actuarial valuations of the Company’s pension plans were between December 31, 2006 and December 31, 2008. The valuations indicated that the plans had deficiencies. As a result, the Company is currently required to make total annual special payments of $23.1 million. The next required valuations will be completed between December 31, 2009 and December 31, 2010. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets the Company’s pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2009, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post retirement plans, and cash contributed to its defined contribution plans, was $92.9 million (2008 - $44.2 million)

The Company’s pension benefit expense is determined as follows:

	2009			2008 (Revised note 3)
	Incurred in year	Matching adjustments (5)	Recognized in year	Incurred in year	Matching adjustments (5)	Recognized in year
Current service cost	24,485	-	24,485	26,048	-	26,048
Employee contributions	(7,164)	-	(7,164)	(7,230)	-	(7,230)
Accrued interest on benefits	31,998	-	31,998	29,890	-	29,890
Return on plan assets	17,259	(46,260)	(29,001)	6,025	(35,051)	(29,026)
Curtailment expense(4)	9,957	21,370	31,327	-	-	-
Transitional obligation	-	239	239	-	433	433
Past service costs	-	1,077	1,077	-	1,419	1,419
Net actuarial loss (gain)	(15,873)	17,594	1,721	(45,355)	49,435	4,080
Changes in valuation allowance	-	(105)	(105)	40	(142)	(102)
Benefit expense	60,662	(6,085)	54,577	9,418	16,094	25,512
Employer Contribution to the defined contribution plan	11,318	-	11,318	11,549	-	11,549
Total pension benefit expense	71,980	(6,085)	65,895	20,967	16,094	37,061

The Company’s post retirement and post employment benefit expense is determined as follows:

	2009			2008 (Revised note 3)
	Incurred in year	Matching adjustments (5)	Recognized in year	Incurred in year	Matching adjustments (5)	Recognized in year
Current service cost	5,308	-	5,308	2,716	-	2,716
Accrued interest on benefits	4,116	-	4,116	3,548	-	3,548
Curtailment gain(4)	(1,103)	101	(1,002)	-	-	-
Transitional obligation	-	303	303	-	303	303
Past service costs	-	678	678	5,952	(5,365)	587
Net actuarial loss (gain)	10,119	(271)	9,848	(4,362)	11,758	7,396
Total post retirement/employment benefit expense	18,440	811	19,251	7,854	6,696	14,550

	Pension benefits		Post retirement/employment benefits
	2009	2008	2009	2008
Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at August 31 are as follows:
Discount rate	6.10%	6.15%	6.40%	6.10%
Rate of compensation increase	3.10%	3.70%	-	-

Significant actuarial assumptions in measuring the Company’s benefit costs as at August 31 are as follows:
Discount rate	6.15%	5.60%	6.10%	5.60%
Expected long-term rate of return on pension plan assets	7.00%	7.15%	-	-
Rate of compensation increase	3.70%	2.90%	-	-

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2010, the expected long-term rate of return on plan assets will be 6.6%, based on the investment mix, current yields and experience. In 2010, the Company expects to contribute $36.4 million to its defined benefit pension plans and $1.7 million to its other post retirement and post employment benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows:

Year ending August 31,	2010	69,444
	2011	64,267
	2012	25,228
	2013	27,547
	2014	29,863
	2015-2019	188,959

(1)
As at August 31, 2009 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $445.6 million (2008 - $312.2 million) and aggregate benefit obligations of $534.9 million (2008 - $418.7 million).

(2)
Post retirement plans are non-contributory and include health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 8.2%, decreasing to an ultimate rate of 5.3% in 2019. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.7 million and $6.7 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.5 million and $5.5 million, respectively.

(3)	During 2008, $7.3 million in pension assets and related obligations related to operations which have been sold were transferred to the acquirer.

(4)
During 2009, the Company terminated a retirement compensation arrangement and as a result, incurred a curtailment expense of $31.3 million which includes the realization of $11.0 million of past service costs and $5.4 million of transitional obligations. The obligations under the retirement compensation arrangement of $41.4 million were secured by a letter of credit which was redeemed by the trustee. The obligations under this arrangement will be settled using the proceeds of this letter of credit and no further benefits will accrue under this arrangement. In addition, during 2009, due to the sale of CHCH-TV (note 5) the company wound up the related defined benefit pension plan and post employment plan. For the defined pension plan the Company incurred a curtailment gain of $4.9 million and a corresponding realization of $4.9 million of actuarial losses related to the plan. The obligations under this plan will be settled using the plan assets. The termination of the post-employment plan resulted in a curtailment gain of $1.1 million and a corresponding realization of actuarial losses of $0.1 million. There is no longer an obligation outstanding related to this plan as a result the gain on settlement has been classified in investment gains, losses and write-downs on the Statement of loss.

(5)	Accounting entries to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

25.           FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENT RISK MANAGEMENT

(a) Financial Instruments
	Carrying Amounts as at August 31, 2009
	Financial instruments required to be classified as held for trading	Financial instruments classified as available for sale	Loans and receivables	Financial liabilities at amortized cost	Foreign currency interest rate swaps accounted for as hedges
Financial Assets
Cash and cash equivalents	105,301	-	-	-	-
Restricted cash	16,402	-	-	-	-
Accounts receivable	-	-	465,978	-	-
Other investments	-	9,152	-	-	-
	121,703	9,152	465,978	-	-
Financial Liabilities
Accounts payable and accrued liabilities	-	-	-	529,229	-
Broadcast rights payable	-	-	-	105,051	-
Long-term debt	-	-	-	3,529,951	-
Derivative instruments	-	-	-	-	9,581
Hedging derivative instruments	-	-	-	-	98,634
Puttable interest in subsidiary	-	-	-	645,216	-
Other long-term accrued liabilities	-	-	-	25,855	-
	-	-	-	4,835,302	108,215

	Carrying Amounts as at August 31, 2008 (Revised note 21)
	Financial instruments required to be classified as held for trading	Financial instruments classified as available for sale	Loans and receivables	Financial liabilities at amortized cost	Foreign currency interest rate swaps accounted for as hedges
Financial Assets
Cash and cash equivalents	72,456	-	-	-	-
Accounts receivable	-	-	552,571	-	-
Other investments	-	25,518	-	-	-
	72,456	25,518	552,571	-	-
Financial Liabilities
Accounts payable and accrued liabilities	-	-	-	487,851	-
Broadcast rights payable	-	-	-	124,751	-
Long-term debt	-	-	-	3,475,005	-
Derivative instruments	-	-	-	-	154,865
Hedging derivative instruments	-	-	-	-	270,523
Puttable interest in subsidiary	-	-	-	545,394	-
Other long-term accrued liabilities	-	-	-	17,809	-
	-	-	-	4,650,810	425,388

During 2009, there have been no changes in classification of financial instruments.

Total interest expense for financial liabilities carried at amortized cost was $324.7 million (2008 - $327.8 million).

The fair values as compared to carrying values of the financial instruments are as follows:

	2009		2008 (Revised note 21)
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents	105,301	105,301	72,456	72,456
Restricted cash	16,402	16,402	-	-
Accounts receivable	465,978	465,978	552,571	552,571
Other investments	9,152	9,152	25,518	25,518
	596,833	596,833	650,545	650,545

Financial Liabilities
Accounts payable and accrued liabilities	529,229	529,229	487,851	487,851
Broadcast rights payable	105,051	105,051	124,751	124,751
Long-term debt	3,529,951	2,289,189	3,475,005	3,165,156
Derivative instruments	9,581	9,581	154,865	154,865
Hedging derivative instruments	98,634	98,634	270,523	270,523
Puttable interest in subsidiary	645,216	630,853	545,394	528,164
Other long-term accrued liabilities	25,855	25,855	17,809	17,809
	4,943,517	3,688,392	5,076,198	4,749,119
The estimated fair values of financial instruments are based on relevant market prices and information available at the time.

The fair value of the short term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, bank indebtedness, accounts payable, accrued liabilities, broadcast rights payable, approximates their carrying value due to the short term nature of these financial assets and liabilities.

The fair values of investments in equity instruments with a quoted market price and traded in an active market are based on the closing quoted market price. The fair values of the investment in private companies that do not have a quoted market price in an active market are not disclosed due to the unavailability of quoted market prices and limited markets. The Company does not intend to dispose of the investments in the near term.

The fair value of long-term debt is estimated by using market values for publicly traded debt. The fair value of long-term debt, not publicly traded, is estimated by discounting future cash flows using risk free interest rates adjusted for a credit spread. Credit spreads reflecting credit risk are affected both by the financial condition and prospects of the Company and its subsidiaries as well as by conditions affecting the credit market in general. A 0.25% increase in interest rates due to either a change in credit risk or interest rates would decrease the fair value of non publicly traded debt by $14.6 million (2008 - $15.7 million) and a $0.25% decrease would increase the fair value of non publicly traded debt by $13.7 million (2008 - $16.0 million).

Hedging derivative instruments and derivative instruments are carried at fair value on the consolidated balance sheet. These contracts are valued using an income approach which consists of a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date such as prevailing interest rates and foreign currency spot and forward rates. Until settled, the fair value of these instruments will fluctuate based on changes in interest rate and foreign currency rates.
The fair value of other long-term liabilities, including broadcast rights payable, approximate their carrying value.

The fair value of the puttable interest in subsidiary is estimated by discounting future expected cash flows using the risk free interest rates adjusted for a credit spread aggregating to 20.4%. A 0.25% increase in interest rates due to either a change in credit risk or interest rates would decrease the value of the puttable interest in subsidiary by $3.7 million (2008 - $4.2 million) and a 0.25% decrease would increase the value of the Puttable interest in subsidiary by $3.7 million (2008 - $4.2 million).

(b) Financial Instrument Risk Management

The Company’s activities expose it to a variety of financial instrument risks: market risk (including foreign currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company uses derivative financial instruments to hedge foreign currency and interest rate risk exposures. As a result of the changes in the Company’s credit status (note 1) it is no longer in position to utilize foreign currency and interest rate swaps to manage interest rate and foreign currency exchange risk at Canwest Media and Canwest Limited Partnership.

The Company uses different methods to monitor the different types of risk to which it is exposed. These methods include monitoring fair value of derivative instruments, fair value of publicly traded debt, foreign exchange rates and interest rates with respect to interest rates and foreign exchange risk, aging analysis and credit reviews for credit risk and cash flow projections for liquidity risk.
Risk management is primarily the responsibility of the Company’s corporate finance functions. Significant risks are regularly monitored and actions are taken, when appropriate, according to the Company’s approved policies, established for that purpose. In addition, as required, these risks are reviewed with the Company’s Board of Directors.

(i) Foreign Currency Risk
Foreign currency risk arises when assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Company is exposed to foreign currency risk arising from various currency exposures, primarily with respect to US dollar denominated debt. The Company manages its exposure on its US dollar denominated debt and expected foreign currency exposures on US dollar denominated foreign currency cash flows associated with interest settlements. The Company’s treasury risk management policy is to hedge, when possible, between 50% and 100% of its US dollar denominated debt instruments. As a result of the changes in the Company’s credit status (note 1) it is no longer in position to utilize foreign currency swaps to manage foreign currency risk at Canwest Media and Canwest Limited Partnership.

As at August 31, 2009, the Company and its subsidiaries have entered into interest rate and foreign currency swaps with a notional value of US$563.6 (2008 – US$2,189.6 million) (note 12), representing approximately 22% (2008 – 87%) of its US dollar denominated debt. As at August 31, 2009, if the Canadian dollar had weakened or strengthened by 1% against the US dollar with all other variables held constant, after tax net earnings (loss) for the year would have been nil (2008 - $6.4 million) higher or lower and after tax other comprehensive income (loss) would have been $3.6 million (2008 - $12.6 million) higher or lower.

The Company has exposure on US dollar denominated debt of $2,051.4 million (2008 - $318.7 million). As at August 31, 2009, if the Canadian dollar had weakened or strengthened by 1% against the US dollar with all other variables held constant, after tax net earnings (loss) for the year would have been $19.0 million (2008 - $2.9 million) higher or lower, respectively, as a result of foreign exchange gains (losses) on translation of US dollar denominated debt.

(ii) Interest Rate Risk
The Company has no significant interest-bearing assets. The Company’s interest rate risk arises from long-term borrowings issued at variable rates which expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.

The Company manages its cash flow interest rate risk by using interest rate and foreign currency swaps. Such swaps have the economic effect of converting borrowings from US floating rates to Canadian fixed rates or from US fixed rates to Canadian fixed rates.

Under these swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts, as well as amounts reflecting the amortization of the principal amount. The Company does not have a formal interest rate risk policy. As a result of the changes in the Company’s credit status (note 1) it is no longer in position to utilize foreign currency and interest rate swaps to manage interest rate risk at Canwest Media and Canwest Limited Partnership.

As at August 31, 2009, including the impact of the hedging derivative instruments, the Company holds $1,329.4 million (2008 - $1,613.9 million) of debt subject to cash flow interest rate risk and $2,200.6 million (2008 - $1,861.1 million) of debt subject to fair value interest rate risk.

Cash Flow Interest Rate Risk
As at August 31, 2009, if interest rates on long-term debt had been 10 basis points higher or lower with all other variables held constant, after tax net earnings (loss) for the year would have been $0.8 million (2008 - $1.3 million) higher or lower, respectively, as a result of higher or lower interest expense on long-term debt, including the effect of the foreign currency and interest rate swap.

Fair Value Interest Rate Risk
As at August 31, 2009, assuming all other variables are held constant, a 25 basis point parallel shift in the Canadian and US fixed yield curve would have resulted in a $6.7 million (2008 - $9.3 million) change in the fair value of the swap and no change in the fair value of the long-term debt.

	2009						2008
		Notional Amount	Fair Value		25 basis point parallel shift	$0.01 change in Canadian dollar		Fair Value

	Maturity						Notional Amount
Derivative instruments:
Floating to fixed interest rate swap		-		-	-				1,471
	-					-	46,320
Floating to fixed interest rate swap		-		-	-				13,579
	-					-	250,000
Floating to fixed interest rate swaps (1)	Various to January 2018	305,349		9,581	-		291,136		(1,372)
		$ (A330,000)	$	(A10,315)		-	$ (A320,000)	$	(A1,551)
Floating to fixed interest rate swaps		-		-	-				141,187
	-					-	509,520
		305,349		9,581	-				154,865
						-	1,096,976
Hedging derivative instruments:

Fair value hedging instruments
Fixed to floating interest rate and foreign currency swap		-		-	-				86,344
							717,396
	-					-	(US$601,323)

Cash flow hedging instruments
Fixed to floating interest rate and foreign currency swap (1)		194,391		57,043	-		191,134		62,950
		$ (A210,084)					$ (A210,084)
	Mar-13	(US$125,000)				-	(US$125,000)
Fixed to fixed interest rate and foreign currency swap		-		-	-				26,451
							190,646
	-					-	(US$159,777)
Fixed to fixed interest rate and foreign currency swap		-		-	-		429,000		8,834
							(US$400,000)
	-					-
Floating to fixed interest rate and foreign currency swap		-		-	-				45,671
							493,750
	-					-	(US$460,373)
Floating to fixed interest rate and foreign currency swap		480,285		41,591	6,725	5,140	471,438		40,273
		(US$438,616)					(US$443,081)
	Feb-15
		674,676		98,634	6,725	5,140	2,493,364		270,523

(1)
Ten Holdings has foreign currency and interest rate swaps that convert US dollar denominated debt to Australian dollars. At August 31, 2009, if interest rates had changed by 25 basis points from the year end rates with all other variables held constant, after tax net earnings (loss) for the year would have been A$0.2 million (2008 – A$0.5 million) higher or lower, as a result of higher or lower interest expense from borrowings. Other components of equity would have been A$1.0 million (2008 – A$1.2 million) lower or higher as a result of an increase or decrease in the fair value of the cash flow hedges of borrowings.

 As at August 31, 2009, a $0.01 higher or lower change in the value of the Canadian dollar against the US dollar, assuming all other variables are held constant, would have resulted in a $5.1 million (2008 - $28.3 million) change in the fair value of the swap. The impact on after tax net earnings (loss) would have been nil (2008 – $5.4 million) and the impact on other comprehensive income (loss) for the year would have been $8.4 million (2008 - $22.1 million), as a result of changes in the fair value of the swap. The change in the fair value of the debt does not have an impact on net earnings (loss) and other comprehensive income (loss) as the debt is accounted for as an other financial liability at amortized cost.

Hedging Derivative Instruments
During 2009, Canwest Media settled hedging derivative instrument related to its senior subordinated notes and received cash proceeds of $104.8 million.

As a result of the failure to pay amounts due under the hedging derivative instruments, Canwest Limited Partnership was in default of the terms of the hedging derivative instruments and the counterparties terminated the hedging arrangements and demanded payment of Canwest Limited Partnership’s net obligations under those arrangements in the aggregate amount of $68.9 million. Canwest Limited Partnership has not satisfied the demand for payment and has recorded this obligation at its amortized cost in accounts payable and accrued liabilities accruing interest at the counterparty’s cost of funds plus a margin. The liability is secured by substantially all the assets of Canwest Limited Partnership.

As a result of the termination of the hedging derivative instruments the Company recorded interest rate and foreign currency swap losses of $182.5 million and a foreign exchange gain on the related long-term debt of $290.8 in the year ended August 31, 2009.

Derivative Instruments
During 2009, Canwest Media settled its derivative instruments for cash of $105.0 million.

The net loss on the hedging derivative instruments and derivative instruments, including the loss on settlement, recorded in the statements of loss as interest rate and foreign currency swap losses are $150.3 million (2008 – $54.0 million). During the year ended August 31, 2009, a gain of $5.9 million (2008 – a loss of $25.2 million) was recorded in the statements of loss which represented the hedge ineffectiveness associated with the fair value hedging instruments.

(iii) Price Risk
Price risk arises from changes in market risks, other than interest rate risk or credit risk, causing fluctuations in the fair value or future cash flows of the financial instrument. Prior to the sale of its available-for-sale investment (note 7) the Company was exposed to price risk on the investment. As at August 31, 2008, a $0.01 change in the market value per share of the Company’s publicly traded investments would result in a change of $0.3 million in other comprehensive loss for the year.

(iv) Credit Risk
The objective of managing counterparty credit risk is to prevent losses on financial assets. Credit risk arises from cash and cash equivalents, derivative financial instruments, as well as credit exposures related to outstanding receivables. The Company’s maximum exposure to credit risk are the amounts currently recognized as financial assets. Cash and cash equivalents are held at large chartered Canadian and Australian banks and accordingly the credit risk is considered minimal as the banks are rated at least AA. The Company is exposed to credit risk if the counterparties to the foreign currency and interest rate swaps are unable to meet their obligations. The Company does not expect the counterparties to fail to meet their obligations as the counterparties are rated greater than A.

For exposures to accounts receivable from advertising agencies and other receivables, the Company assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors in determining credit limits. Credit is extended to customers following a credit review that includes obtaining credit ratings from external sources. Credit limits are determined based on credit assessment criteria and credit quality. Outstanding receivables are monitored regularly and any credit concerns are brought to the attention of operational management. The Company uses a variety of industry and other external sources to monitor its customers.

Management regularly monitors accounts receivable aging, reviews customer credit limits, performs credit reviews and provides allowances for potentially uncollectible accounts receivable. The amounts disclosed in the consolidated balance sheets are net of allowances for doubtful accounts. The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures and an overall loss component established based on historical trends.

Accounts receivable are impaired when there is evidence that collection is unlikely. The factors that are considered in determining if collection is unlikely include whether a customer is in bankruptcy, under administration or the payments are in dispute. At August 31, 2009, the Company had accounts receivable of $466.0 (2008 - $552.6 million), net of an allowance for doubtful accounts of $10.9 million (2008 - $10.4 million), which adequately reflects the Company’s credit risk. At August 31, 2009, $136.5 million (2008 - $168.3 million) of accounts receivable is considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for respective customers, but not impaired.

The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk. The activity of the allowance for doubtful accounts for the year is as follows:

	2009	2008 (Revised note 21 )
Allowance for doubtful accounts – beginning of year	10,374	11,240
Bad debt expense	5,209	3,229
Write-offs	(4,648)	(4,149)
Foreign exchange	(20)	54
Allowance for doubtful accounts – end of year	10,915	10,374

A significant portion of sales by Canadian and CW Media television are made to advertising agencies which results in some concentration of credit risk. For our Canadian subsidiaries on a combined basis, 46% of the $285 million in accounts receivable as at August 31, 2009 are due from the largest ten accounts. The largest amount, which is due from an advertising agency, is $22 million or 8%. For the CW Media television segment, 39% of the $60 million (2008 - 60% of the $63 million) in accounts receivable as at August 31, 2009 are due from the largest ten accounts. The largest amount, which is due from an advertising agency, is $4 million or 6% (2008 - $6 million or 9%) of receivables at August 31, 2009. For the Canadian television segment, 74% of the $119 million (2008 - 68% of the $136 million) in accounts receivable as at August 31, 2009 are due from the largest ten accounts which are all advertising agencies. The largest amount due from a single agency is $13 million or 11% (2008 - $14 million or 10%) of receivables at August 31, 2009.

Sales in the publishing segment are widely distributed with 27% of the $106 million (2008 - 20% of the $149 million) in accounts receivable as at August 31, 2009 due from the largest ten accounts which are all advertising agencies. The largest amount due from a single agency is $6 million or 5% (2008 - $5 million or 3%) of receivables at August 31, 2009.

For Ten Holdings, 70% of the $144 million (2008 – 67% of the $145 million) in receivables are due from the largest ten accounts.

(v) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities and contractual obligations. The Company manages its liquidity risk using cash on hand and by preparing cash flow forecasts, monitoring the value of assets used as security in financing arrangements and by deferring or eliminating discretionary spending. At August 31, 2009, the Company had cash on hand of $106 million including $43 million of Canwest Limited Partnership cash, $32 million at CW Media, $24 million at Canwest Media, and $5 million of Ten Holdings cash.

As described in note 1, certain long-term debt is in default which results in these debts being due on demand. If the long-term debt is demanded, the Company would not be able to satisfy these obligations. As a result, $2.4 billion of long-term debt has been classified as current. Also, the Company has restrictions on the availability of certain of the revolving facilities (notes 1 and 12).

The table below summarizes the Company’s financial liabilities by maturity at the balance sheet date. The amounts disclosed in the table are the contractual cash flows.

	Less than 1 year		Between 1 and 2 years	Between 2 and 5 years	Thereafter	Total
Accounts payable and accrued liabilities	529,229		-	-	-	529,229
Broadcast rights payable	105,051		-	-	-	105,051
Long-term debt and cash interest	2,388,964	(1)	128,553	272,472	1,342,881	4,132,870
Puttable interest in subsidiary	-		448,490	634,715	-	1,083,205
Derivative instruments	6,497		2,304	701	322	9,824
Hedging derivative instruments
Cash outflow (Canadian dollar)	55,267		60,428	264,504	549,295	929,494
Cash inflow (Canadian dollar equivalent of U.S. dollar)	(30,931)		(36,843)	(187,555)	(556,337)	(811,666)
Other long-term liabilities	-		25,855	-	-	25,855
	3,054,077		628,787	984,837	1,336,161	6,003,862

(1)
All debt which is in default has been classified as payable in 2010 though there is significant uncertainty as to when this debt will be settled. See note 4, “Creditor Protection and Recapitalization”.

26.           CAPITAL MANAGEMENT

The Company and its immediate subsidiary, Canwest Media (together being the “Parent”), hold controlling interests in a number of media companies including Canwest Limited Partnership, CW Media. and Ten Holdings. The Company manages its capital at the Parent level separately from the capital of these subsidiaries. For purposes of disclosures of capital management, the Company has provided separate information about the Parent, Canwest Limited Partnership, CW Media Holdings Inc. and Ten Holdings. The Parent information provided is based on the legal non-consolidated statutory financial statements while the information provided for Canwest Limited Partnership, CW Media. and Ten Holdings is based on their individual consolidated financial statements.

The Parent
The Parent’s capital management objective is to maximize shareholder returns while ensuring the Parent is capitalized in a manner which appropriately supports its operations and provides flexibility to take advantage of growth and development opportunities. In managing its capital structure, the Parent takes into account the asset characteristics of its subsidiaries, planned requirements for funds and leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of borrowing. As a result of declining operating results in its subsidiary operations the Parent was unable to support its current capital structure and, accordingly, is pursuing a recapitalization transaction through certain debt and other financial obligations may be converted to equity (see note 4).

Canwest Limited Partnership
Canwest Limited Partnership’s capital management objective is to maximize partner returns while ensuring the Canwest Limited Partnership is capitalized in a manner which appropriately supports its operations and provides the flexibility to take advantage of growth and development opportunities of the business. Canwest Limited Partnership was not in compliance with its debt covenants as at August 31, 2009 and has entered into a forbearance agreement with its senior secured lenders (notes 1 and 4) for the purposes of developing a recapitalization strategy. As a result of the recapitalization strategy the Canwest Limited Partnership is currently developing capital management policies and reviewing the objectives stated above.

CW Media
CW Media’s capital management objective is to maximize shareholder returns while ensuring it is capitalized in a manner which appropriately supports its operations and provides the flexibility to take advantage of growth and development opportunities of the business. CW Media’s capital is comprised of net debt and shareholders’ equity, excluding AOCI. Net debt consists of interest-bearing debt and capital leases less cash and cash equivalents.

 CW Media monitors capital using a consolidated leverage ratio which is consolidated total indebtedness as defined in its credit agreements less cash and cash equivalents held by CW Media and certain subsidiaries divided by last four quarters Adjusted EBITDA. Adjusted EBITDA is operating income before amortization adjusted to exclude non-recurring items, unusual items and other adjustments permitted in calculating covenant compliance under the senior secured credit facilities and the senior unsecured notes. Adjusted EBITDA is a non-GAAP financial measure without any standardized meaning prescribed by Canadian GAAP and, therefore, is unlikely to be comparable with the calculation used by other companies. Under CW Media’s senior secured credit facilities and senior unsecured notes, CW Media is required to maintain a consolidated leverage ratio of less than 9.8:1.0. At August 31, 2009, the consolidated leverage ratio was 4.9:1.0.

There were no changes in CW Media’s approach to capital management during the period. As at August 31, 2009 CW Media is in compliance with its covenants

Ten Network Holdings Limited
Ten Holdings’ capital management objective is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders, benefit other stakeholders, maintain an optimal capital structure to reduce the cost of debt and maintain a flexible financing structure so as to be able to take advantage of any new investment opportunities or initiatives that may arise.
In order to maintain or adjust the capital structure, Ten Holdings may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. In August 2009, an equity raising was conducted through an institutional placement of 120 million shares at A$1.15 per share. The $120.7 million (A$134.1 million) funds received, net of costs, was used to pay down debt. The equity raising was carried out as a prudent measure to strengthen and enhance flexibility in the balance sheet.

Under the Ten Holdings credit facilities, Ten Holdings is required to maintain a consolidated leverage ratio. Ten Holdings has complied with all its debt covenants as of August 31, 2009.

Ten Holdings is not subject to externally imposed capital requirements. Ten Holding’s capital management strategy has not changed during the year ended August 31, 2009.

27.           JOINTLY CONTROLLED ENTERPRISES

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in joint ventures.

	2009	2008
Balance sheets
Assets
Current assets	5,244	5,095
Long-term assets	4,905	4,677
	10,149	9,772
Liabilities
Current liabilities	1,705	573
Long-term liabilities	535	535
	2,240	1,108

Statements of earnings
Revenue	28,146	27,378
Expenses	14,779	14,703
Net income	13,367	12,675

Statements of cash flows
Cash generated (utilized) by:
Operating activities	14,807	11,748
Investing activities	-	-
Financing activities	(14,107)	(11,581)
Net increase in cash	700	167

28.           RELATED PARTY TRANSACTIONS

	2009	2008
Due from parent, Canwest - non-interest bearing	55,829	65,844
Provision for loan impairment(1)	(55,829)	-
Due from various affiliated companies:
Canwest Entertainment Inc. - non-interest bearing	60,888	60,888
Fireworks Entertainment Inc. - non-interest bearing	360,360	360,360
Provision for loan impairment(2)	(421,248)	(421,248)
Due from parent and affiliated companies	-	65,844
These advances have no fixed repayment terms.

(1) During 2009, the Company determined that Canwest, its parent company did not have the resources to repay the Intercompany advance from the Company and accordingly, the Company recorded a provision for loan impairment of $55.8 million against these loans. The carrying value of the loans were reduced to their estimable realizable value which was determined to be nil, as the liabilities of the parent company exceed its assets.

(2) The Company has loans due from Fireworks Entertainment Inc. and its parent, Canwest Entertainment Inc., companies controlled by Canwest in the amount of $421.2 million (2008 – $421.2 million). Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, Canwest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $421.2 million against these loans.

The Company made operating lease payments of $2.3 million to Canwest and affiliated companies for the year ended August 31, 2009 (2008 - $3.1 million) which are included in operating expenses. The annual obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and May 2018, respectively. In addition, during the year ended August 31, 2008, the Company has included in operating expenses $0.3 million of building development expenses payable to this company.

All related party transactions have been recorded at the exchange amounts, which are representative of market rates.

29.           COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

(a)
The Company has entered into various agreements for the right to broadcast certain feature films and television programs in the future. These agreements generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that the commitments related to these agreements will result in annual broadcast rights payments as follows:

2010	504,586
2011	269,014
2012	136,890
2013	126,765
2014	133,443

(b)	For the year ended August 31, the Company’s future minimum lease payments under the terms of its operating leases are as follows:

2010	109,325
2011	95,766
2012	84,227
2013	72,971
2014	67,873
Thereafter	153,031

(c)
The Company is required to spend $151.3 million on initiatives that will benefit the Canadian broadcasting industry over a period of seven years. This obligation was initially recorded at fair value, being the sum of discounted future net cash flows using a discount rate of 8.5% with an offsetting entry to goodwill.

Changes in this obligation during the fiscal year ended August 31, 2009 and the period January 1, 2008 to August 31, 2008 are as follows:

	2009	2008
Amortized cost – beginning of period	113,688	113,327
Incurred related expenditures	(19,117)	(4,980)
Interest accretion	8,971	5,341
Amortized cost – end of period	103,542	113,688

As at August 31, 2009, $29.7 million (2008 - $26.6 million) of this obligation has been classified as current.

Future expenditures related to these initiatives are projected as follows:

2010	30,878
2011	24,472
2012	23,931
2013	23,931
2014	23,931
127,143
Amount representing discounting	(23,601)
103,542

Contingencies

(a)
Arbitration related to amounts owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its acquisition of certain newspaper assets from Hollinger have been settled. During the year ended August 31, 2009, the arbitrator awarded the Company a net settlement of $50.7 million plus interest and costs. The Company and Hollinger negotiated a settlement and the Company received $34 million and assumed certain post-employment benefit obligations. The Company applied $20.1 million against receivables from Hollinger and $13.9 million against the Publishing segment goodwill.

(b)
In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by Canwest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $425 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its defence, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not currently determinable and the Company intends to vigorously defend this lawsuit.

(c)
The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not currently determinable.

(d)
The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Guarantees
In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In connection with the acquisition of Alliance Atlantis, the Company and Goldman Sachs entered into an indemnity agreement dated August 15, 2007 (the "Indemnity Agreement") and a shareholders agreement dated August 15, 2007 (the "Shareholders Agreement") governing the manner in which the affairs of CW Investments Co. would be conducted. Pursuant to the Indemnity Agreement, the Company has agreed to indemnify Goldman Sachs with respect to certain representations contained in the Indemnity Agreement and the Shareholders Agreement for an amount not to exceed $125 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by the Company will terminate on the delivery of certain audited annual financial statements relating to CW Media and in any event no later than May 31, 2012 (the "Survival Date"). Also, Goldman Sachs agreed to jointly and severally indemnify the Company with respect to their representations contained in the Shareholders Agreement for an amount not to exceed $65 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by Goldman Sachs will also terminate on the Survival Date.

In addition, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities, and in some cases, on a joint and several basis. As at August 31, 2009, the Company has recorded income tax liabilities of $30.3 million (2008 - $27.3 million) which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized. The Company has recorded accounts receivable in this amount.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. At August 31, 2009 the Company has $40 million in directors’ and officers’ liability insurance coverage.

30.           SEGMENT INFORMATION

The Company operates primarily within the publishing, television and out-of-home advertising industries in Canada and Australia. Segment information has been retroactively revised to reflect the Company’s current reportable segment structure due to the sale of the United Kingdom and Turkey radio segments and The New Republic.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegment revenue as if the revenue was to third parties.

Segment information and a reconciliation from segment operating profit to earnings (loss) before income taxes are presented below:

	Revenue(1) (2)		Segment operating profit		Total assets		Capital expenditures
	2009	2008 (Revised note 21)	2009	2008 (Revised notes 3 and 21)	2009	2008 (Revised notes 3 and 21)	2009	2008 (Revised note 21)
Operating Segments
Publishing(3)	1,099,075	1,298,065	177,116	295,065	1,480,444	2,781,331	30,643	36,607
Television
Canada(3) (4)	623,834	670,702	29,945	43,666	389,899	549,325	27,280	55,948
CW Media	376,249	360,024	163,950	120,571	1,782,212	1,767,075	1,550	2,865
	1,000,083	1,030,726	193,895	164,237	2,172,111	2,316,400	28,830	58,813
Australia	635,996	752,530	118,131	185,474	816,199	828,102	19,578	18,385
Total television	1,636,079	1,783,256	312,026	349,711	2,988,310	3,144,502	48,408	77,198

Out-of-home	133,944	161,641	(3,077)	6,369	157,791	223,732	206	13,990
Intersegment revenue	(1,639)	(7,613)
Corporate and other	-	-	(24,058)	(34,745)	32,145	246,033	73	218
	2,867,459	3,235,349	462,007	616,400	4,658,690	6,395,598	79,330	128,013
Restructuring expenses	-	-	(72,158)	(20,715)
Broadcast rights write-downs	-	-	(48,756)	-
Retirement plan curtailment expense	-	-	(31,327)	-
Discontinued operations	-	-	-	-	-	94,038
	2,867,459	3,235,349	309,766	595,685	4,658,690	6,489,636	79,330	128,013
Elimination of equity accounted affiliates(5)	-	(108,767)	-	(44,440)
	2,867,459	3,126,582	309,766	551,245	4,658,690	6,489,636	79,330	128,013

Amortization of intangibles			7,978	9,040
Amortization of property and equipment			104,039	112,873
Other amortization			412	379
Operating income			197,337	428,953
Interest expense			(324,665)	(327,801)
Accretion of long-term liabilities			(109,196)	(67,560)
Interest income			2,445	21,946
Interest rate and foreign currency swap losses			(150,327)	(53,991)
Foreign exchange gains (losses)			277,952	(10,208)
Investment gains, losses and write-downs			51,595	(29,920)
Loan impairment			(55,829)	-
Impairment loss on property and equipment			(32,418)	-
Impairment loss on intangible assets			(226,341)	(408,484)
Impairment loss on goodwill			(1,158,339)	(596,895)
Loss before income taxes and other items			(1,527,786)	(1,043,960)

(1)
Represents revenue from third parties. In addition, the following segments recorded intersegment revenue: Canadian television – $0.6 million (2008 – $6.4 million), Publishing – $1.0 million (2008 – $1.2 million).

(2)
Revenue consist of advertising revenue of $2,401 million for the year ended August 31, 2009 (2008 – $2,720 million) and circulation and subscriber revenue of $466 million for the year ended August 31, 2009 (2008 – $406 million).

(3)
Operating expenses for the year ended August 31, 2009 includes a reduction of $6.2 million and $1.4 million for employee health and insurance benefits related to prior years for the Publishing and Canadian television operating segments, respectively. In addition, the Publishing segment has a $6.7 million increase to operating expenses for non-pension benefits related to prior years. The Company has determined these adjustments are not material to the recorded results and accordingly the adjustments have been included in net earnings (loss).

(4)	Operating expenses for the year ended August 31, 2009 includes a reduction of $4.0 million of regulatory fees related to a change in estimate.
(5)	Elimination of the Company’s equity interest in regulated entities of CW Media.

31.           SUBSEQUENT EVENTS

Sale of Victoria television station
On September 4, 2009 the Company’s subsidiary, Canwest Television Limited Partnership, sold substantially all of the assets, excluding the land and buildings, of CHEK-TV in Victoria for nominal proceeds.

Sale of shares in Ten Holdings
On October 1, 2009 the Company sold its controlling interest in Ten Holdings, consisting of the Company’s Australian television and Out-of-home operating segments (see note 30, “Segment Information”), for net proceeds of $618 million. A gain of approximately $575 million was realized on the sale. As a result of the sale, Ten Holdings will cease to be consolidated in the Company’s results for the first quarter of fiscal 2010 and will be reflected as a discontinued operation in the consolidated statements of loss, the net cash flows will be classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities will be classified on the consolidated balance sheets as assets and liabilities of discontinued operations.

Selected Ten Holdings financial information for the years ended August 31:

	2009	2008
Revenue	769,940	914,171
Operating expenses	654,886	722,328
Segment operating profit	115,054	191,843
Net earnings (loss)	(21,384)	41,167
Current assets	268,230	312,772
Total assets	973,990	1,051,834
Current liabilities	233,644	243,856
Long-term debt	366,372	518,987
Other non-current liabilities	328,849	279,621
Cash flow from operating activities	51,642	60,848
Cash flow from investing activities	(19,784)	(33,988)
Cash flow from financing activities	(54,127)	(21,421)

The net proceeds received from the sale of Ten Holdings were advanced to Canwest Media in the form of a $187.3 million senior secured promissory note secured by all property, assets and undertakings of Canwest Media and certain guarantors, and a $430.6 million unsecured promissory note in each case by a wholly owned subsidiary (which is not a Canwest Applicant) that previously held the shares in Ten Holdings. Advances under the senior secured promissory note were used to repay all outstanding principal and interest of the 12% secured notes, repay all outstanding advances and interest of the secured revolving credit facility, and to provide additional operating liquidity. Advances under the unsecured promissory note were deposited with The Bank of New York Mellon, as trustee (the “Trustee”) for Canwest Media's 8% senior subordinated unsecured notes, in a cash collateral account for the benefit of the holders of the senior subordinated unsecured notes pursuant to a cash deposit agreement (the “Cash Deposit Agreement”) between Canwest Media and the Trustee. Pursuant to the instructions of a majority of the holders of the senior subordinated unsecured notes, amounts outstanding under such notes were accelerated on September 30, 2009 and the funds held by the Trustee pursuant to the Cash Deposit Agreement were applied by the Trustee to a reduction of such outstanding amounts. Following the application of such funds and pursuant to further instructions from a majority of the holders of the senior subordinated unsecured notes, the senior subordinated unsecured notes were reinstated with an aggregate outstanding principal amount of US$393.2 million.

CRTC Part II Fees
On October 7, 2009, the Government of Canada and the Canadian Association of Broadcasters (“CAB”) reached a settlement regarding the legal dispute over the validity of the Part II Licence fees payable annually to the CRTC by television and radio broadcasters. Under this settlement, the Federal Government is recommending that the CRTC develop a new forward-looking fee regime that would be capped at $100 million per year. The Federal Government agreed not to seek past amounts owing by the broadcasting industry. In return, the CAB has agreed to discontinue court action against the Federal Government regarding the validity of Part II Licence fees. As at August 31, 2009, the Company had accrued $29.0 million (2008 - $19.6 million) in current liabilities representing unpaid Part II Licence fees which will be reversed into net earnings (loss) in the first quarter of fiscal 2010.

Goldman Sachs Motion
On November 2, 2009, certain funds managed by Goldman Sachs served a motion in the CCAA proceedings seeking, among other things, an Order setting aside the transfer of the shares of CW Investments Co. from a numbered company subsidiary of Canwest Media to Canwest Media.  The Canwest Media Entities have taken the position that this motion is stayed by the terms of the Initial Order of the Court in the CCAA proceedings, which position has not been accepted by Goldman Sachs.  As this matter is currently before the courts, it is uncertain how the Goldman Sachs motion may affect the CCAA restructuring process or Goldman’s alleged contractual rights with respect to the shares of CW Investments Co. now held by Canwest Media.